HOLDING

RECEIVED

2007 MAY 15 A

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023552


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com


**Rule 12g3-2(b) File No.**
**82-34748**

Date 10 May 2007

**SUPPL**

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

<u>Enclosures</u>

(1) 08 May 2007 — Press release: Hypo Real Estate Bank International AG: Successful completion of €280 million financing facility for INVESCO's European Hotel Real Estate Fund S.a.r.L.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL


Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

| | |
|---|---|
| (2) 10 May 2007 | Press release: Hypo Real Estate Group reports 22% growth in net income before taxes in Q1 2007 |
| (3) 10 May 2007 | Interim Report as of 31 March 2007 |

## Press release

**Hypo Real Estate Bank International AG: Successful completion of €280 million financing facility for INVESCO's European Hotel Real Estate Fund S.a.r.L.**

**Munich/Amsterdam, 08 May 2007:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided a €280 million financing facility for the INVESCO European Hotel Real Estate Fund advised by INVESCO Real Estate. The facility will be used for the acquisition of hotels across Europe in the value oriented, mid market and limited service hotel sector, operated by established national or international hotel chains. The transaction completed on 24 April 2007

INVESCO's European Hotel Real Estate Fund enables institutional investors to invest in established commercial real estate as well as emerging real estate asset classes, providing returns that, on average, are forecast to be higher than the traditional commercial real estate asset classes. The Fund is advised by INVESCO Real Estate which has more than €5.4 billion of real estate assets under direct management in Europe and a proven track record in international real estate investment.

**Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said:** "We are delighted to provide INVESCO Real Estate with a highly structured product for its European Hotel Real Estate Fund. The provision of this facility on a pan-European basis again demonstrates our ability to provide the financing solutions required by our clients to support their businesses."

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Notes to editors:**

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

# Press release

## Hypo Real Estate Group reports 22% growth in net income before taxes in Q1 2007

- **Targets for the first three months have been fully met and exceeded in certain cases**
- **Strong new business of EUR 6.5 billion higher than target**
- **Operating revenues up 12%**
- **Very successful start made by the new Asset Finance & Asset Management segment**
- **Forecasts confirmed for the whole of 2007**

**Munich, 10 May 2007:** Hypo Real Estate Group has made a successful start to financial 2007. The pattern of growth seen in recent years was continued in the first quarter. New business of EUR 6.5 billion was 25% up compared with the corresponding previous year figure (EUR 5.2 billion). There was also new business for syndications and securitisations of EUR 1.2 billion. In addition, a new phase of the company's development was initiated by the strategic decision to transform the Group into an Asset Finance House in the course of the next few years. The previous expectations for the whole of 2007 have been fully confirmed by the Management Board.

For the figures for the first quarter, the Hypo Real Estate Group has for the first time used the new segmentation announced at the end of January 2007:

- The Commercial Real Estate segment combines the domestic and international business in commercial real estate financing which previously had been reported separately.
- The Asset Finance & Asset Management segment comprises the asset-based finance transactions outside real estate financing, capital markets including the securitisation of real estate financing and asset management (management of credit risks for third parties).

The previous year figures have been adjusted appropriately and are fully equivalent.

**Development in results of the Group Q1 2007**

- Consolidated net income before taxes amounted to EUR 172 million in the first three months, and was thus slightly higher than the pro-rata target of min. EUR 170 million. This constitutes growth of 22% compared with the figure in the corresponding previous year quarter (EUR 141 million).
- Consolidated net income amounted to EUR 130 million, representing growth of 25% compared with the previous year figure (EUR 104 million). The deferred tax expense attributable to capitalised losses carried forward is not included in these figures (EUR 23 million compared with EUR 14 million in Q1 2006). On this basis, return on equity after taxes is stated as 11.6% (whole of 2006: 9.9%); this means that the Group is moving in the range of 11% to 12% forecast for the whole of 2007.
- Operating revenues increased from EUR 264 million in the previous year quarter to EUR 295 million (+12%). This growth was spread over a broad base. Accordingly, net interest income (EUR 217 million, +10%) and net commission income (EUR 42 million, +24%) benefited from the strong growth in new business in the previous year and the loans extended in the course of the current year. Net trading income improved from EUR 11 million to EUR 15 million, reflecting the expanding activities of the Asset Finance & Asset Management segment.
- With additions of EUR 34 million to provisions for losses on loans and advances, Hypo Real Estate Group again demonstrated its risk-aware new business policy and the excellent quality of its financing portfolio in the first quarter. The figure was EUR 9 million lower than the corresponding previous year figure (-21%), and was also lower than the target range (EUR 38 to 40 million).
- General administrative expenses increased by 11% from EUR 80 million to EUR 89 million, but were slightly lower than the forecast. The increase is due to the expansion of the business base of the Group, with the setting up of new sources of earnings, for instance infrastructure financing, capital markets and asset management.
- The cost-income ratio (CIR), the ratio between operating revenues and general administrative expenses, improved further in the first quarter to 30.2% (full year 2006: 31.0%).

**New business Q1 2007**

- In the first three months of 2007, the Group acquired new real estate financing business of EUR 6.2 billion, compared with EUR 5.2 billion in the previous year period. This is equivalent to growth of 19%, and exceeded the pro-rata target of EUR 5.5 billion. Business in Germany achieved a particularly positive performance. The average return after taxes across all new business is more than 13%.
- The other asset-based financing which only commenced in mid-2006, for instance infrastructure projects, generated new business of EUR 0.3 billion.
- In addition to new business totalling EUR 6.5 billion, Hypo Real Estate Group also acquired off-balance-sheet business (syndications and securitisations) of EUR 1.2 billion in the first quarter.

**Development in volumes Q1 2007**

- The loan portfolio of the Group amounted to EUR 132.2 billion as of 31 March 2007, EUR 1.3 billion lower than at the end of 2006. In line with overall strategy, municipal loans and non-strategic real estate financing declined, whereas the volume of target business in real estate financing remained virtually constant.
- Total assets amounted to EUR 164.8 billion at the end of the first quarter, compared with EUR 161.6 billion as of 31 December 2006 (EUR +3.2 billion).

**Georg Funke, CEO of Hypo Real Estate Holding AG:** "The results of the first three months are a good basis which will enable us to meet our objectives in 2007. Hypo Real Estate Group is on a sustainable course of growth in terms of new business, operating revenues and net income. However, particular mention has to be made of the fact that we commenced the process of gradually transforming the Group into an Asset Finance House in the first quarter. The key factor in this respect is that we will also use our recognised know how for structuring, financing and placing asset-backed financing for assets other than commercial real estate financing. In this way, we will open up new growth opportunities, expand our earnings base and diversify our risk structure further."

**Outlook for the whole of 2007**

The Management Board has fully confirmed its previous targets for 2007, and anticipates the following for the Group:

- New business in both segments (excl. syndications and securitisations) of more than EUR 25 billion (2006: EUR 28.5 billion); there is also an additional EUR 10 billion for securitisations and syndications; of this figure, approx. EUR 5 billion is attributable to the existing non-strategic Germany portfolio.
- Operating revenues expected to grow to more than EUR 1.2 billion (2006: EUR 1.08 billion).
- Net income before taxes to improve by around 20% or more to min. EUR 680 million (2006: EUR 571 million).
- Return on equity after taxes in a range of 11 to 12%.

**Information concerning the segments**

**Commercial Real Estate**

- The segment in which the former Hypo Real Estate International and Hypo Real Estate Germany segments have been combined since the beginning of the year generated net income before taxes of EUR 156 million in the first quarter which tends to be relatively weak due to seasonal factors; this figure is 10% higher than the corresponding previous year figure (EUR 142 million). The target for the full year is a range of EUR 630 million to EUR 650 million.
- In the first three months of the year, return on equity after taxes (excluding a deferred tax expense from capitalised losses carried forward of EUR 23 million) amounted to 11.6% (full year 2006: 10.8%). It is expected to rise to more than 12% in the whole of 2007.
- Portfolio quality improved further in the quarter under review. In line with the overall strategic focus, the volume of non-strategic real estate financing was reduced by EUR 0.5 billion compared with 31 December 2007; public finance declined by EUR 2.0 billion. The overall loan portfolio of the segment amounted to EUR 116.8 billion at the end of March 2007 (31 December 2006: EUR 119.6 billion).

**Asset Finance & Asset Management**

- The newly created segment has made a very promising start to the year 2007. Net income before taxes of EUR 28 million was at the upper end of our forecasts. For the full year, the target for net income before taxes is EUR 90 to 110 million.
- In the starting quarter, operating revenues more than doubled to EUR 45 million (Q1 2006: EUR 21 million). This growth was attributable mainly to net interest income, which reflects the higher volume of infrastructure and other asset-based financing as well as the success of the newly established securitisation business.
- Return on equity after taxes amounted to 15.6% in the first quarter. It is expected to be between 14 and 15% in the whole of 2007.

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

# Hypo Real Estate Group

## Income statement for the period from 1 January to 31 March 2007

**Income/expenses** in € million

| | 1.1.-31.3.2007 | 1.1.-31.3.2006 | Change | |
|---|---|---|---|---|
| | | | in € million | in % |
| Interest income | 1,831 | 1,683 | 148 | 8.8 |
| Interest expenses | 1,614 | 1,486 | 128 | 8.6 |
| **Net interest income** | **217** | **197** | 20 | 10.2 |
| Provisions for losses on loans and advances | 34 | 43 | -9 | -20.9 |
| **Net interest income after provisions for losses on loans and advances** | **183** | **154** | 29 | 18.8 |
| Commission income | 50 | 45 | 5 | 11.1 |
| Commission expenses | 8 | 11 | -3 | -27.3 |
| **Net commission income** | **42** | **34** | 8 | 23.5 |
| Net trading income | 15 | 11 | 4 | 36.4 |
| Net income from investments | 19 | 20 | -1 | -5.0 |
| General administrative expenses | 89 | 80 | 9 | 11.3 |
| Balance of other operating income/expenses | 2 | 2 | 0 | - |
| **Operating profit/loss** | **172** | **141** | 31 | 22.0 |
| Balance of other income/expenses | 0 | 0 | 0 | - |
| **Net income /loss before taxes** | **172** | **141** | 31 | 22.0 |
| Taxes on income | 65 | 51 | 14 | 27.5 |
| thereof: | | | | |
| Deferred taxes on capitalised losses carried forward | 23 | 14 | 9 | 64.3 |
| **Net income/loss** | **107** | **90** | 17 | 18.9 |
| | | | | |
| **attributable to:** | | | | |
| Equity holders (consolidated profit) | 107 | 90 | 17 | 18.9 |
| Minority interest | 0 | 0 | 0 | - |
| | **107** | **90** | 17 | 18.9 |

## Income statement, broken down by business segment

**Income/expenses** in € million

| | CRE | AF&AM | Other/ consolidation | HREG |
|---|---|---|---|---|
| Net interest income | | | | |
| 1.1.-31.3.2007 | 201 | 20 | -4 | 217 |
| 1.1.-31.3.2006 | 195 | 7 | -5 | 197 |
| Provisions for losses on loans and advances | | | | |
| 1.1.-31.3.2007 | 33 | 1 | 0 | 34 |
| 1.1.-31.3.2006 | 43 | 0 | 0 | 43 |
| **Net interest income after provisions for losses on loans and advances** | | | | |
| **1.1.-31.3.2007** | **168** | **19** | **-4** | **183** |
| **1.1.-31.3.2006** | **152** | **7** | **-5** | **154** |
| Net commission income | | | | |
| 1.1.-31.3.2007 | 35 | 7 | 0 | 42 |
| 1.1.-31.3.2006 | 32 | 2 | 0 | 34 |
| Net trading income | | | | |
| 1.1.-31.3.2007 | 0 | 15 | 0 | 15 |
| 1.1.-31.3.2006 | 0 | 11 | 0 | 11 |
| Net income from investments | | | | |
| 1.1.-31.3.2007 | 16 | 3 | 0 | 19 |
| 1.1.-31.3.2006 | 19 | 1 | 0 | 20 |
| General administrative expenses | | | | |
| 1.1.-31.3.2007 | 65 | 16 | 8 | 89 |
| 1.1.-31.3.2006 | 62 | 11 | 7 | 80 |
| Balance of other operating income/expenses | | | | |
| 1.1.-31.3.2007 | 2 | 0 | 0 | 2 |
| 1.1.-31.3.2006 | 1 | 0 | 1 | 2 |
| **Operating profit/loss** | | | | |
| **1.1.-31.3.2007** | **156** | **28** | **-12** | **172** |
| **1.1.-31.3.2006** | **142** | **10** | **-11** | **141** |
| Balance of other income/expenses | | | | |
| 1.1.-31.3.2007 | 0 | 0 | 0 | 0 |
| 1.1.-31.3.2006 | 0 | 0 | 0 | 0 |
| **Net income/loss before taxes** | | | | |
| **1.1.-31.3.2007** | **156** | **28** | **-12** | **172** |
| **1.1.-31.3.2006** | **142** | **10** | **-11** | **141** |
| Taxes on income[1] | | | | |
| 1.1.-31.3.2007 | 36 | 6 | 0 | 42 |
| 1.1.-31.3.2006 | 35 | 2 | 0 | 37 |
| **Nett income/loss[1]** | | | | |
| **1.1.-31.3.2007** | **120** | **22** | **-12** | **130** |
| **1.1.-31.3.2006** | **107** | **8** | **-11** | **104** |

[1] Excluding the effects from capitalised losses carried forward totalling € 23 million in HREG (Q1 2006: € 14 million)

## Key ratios, broken down by business segment

**in %**

| | CRE | AF&AM | HREG |
|---|---|---|---|
| Cost-income ratio (based on operating revenues) | | | |
| 1.1.-31.3.2007 | 25.6 | 35.6 | 30.2 |
| 1.1.-31.12.2006 | 25.6 | 47.9 | 31.0 |
| Return on equity after taxes[1] | | | |
| 1.1.-31.3.2007 | 11.6 | 15.6 | 11.6 |
| 1.1.-31.12.2006 | 10.8 | 9.7 | 9.9 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

## Balance sheet figures, broken down by business segment

**Assets und Liabilities** in € million

| | CRE | AF&AM | Other/ consolidation | HREG |
|---|---|---|---|---|
| Total assets | | | | |
| 31.3.2007 | 135,959 | 31,435 | -2,554 | 164,840 |
| 31.12.2006 | 135,204 | 28,404 | -2,015 | 161,593 |
| Total liabilities | | | | |
| 31.3.2007 | 132,772 | 30,830 | -2,240 | 161,362 |
| 31.12.2006 | 132,060 | 27,824 | -1,736 | 158,148 |

**Volume of lending** in € million

| | CRE | AF&AM | Other/ consolidation | HREG |
|---|---|---|---|---|
| Loans and advances to other banks | | | | |
| 31.3.2007 | 10,759 | 1,332 | -459 | 11,632 |
| 31.12.2006 | 11,063 | 892 | -460 | 11,495 |
| Loans and advances to customers | | | | |
| 31.3.2007 | 76,425 | 3,286 | 0 | 79,711 |
| 31.12.2006 | 77,385 | 4,236 | -19 | 81,602 |
| Contingent liabilities | | | | |
| 31.3.2007 | 1,198 | 74 | 0 | 1,272 |
| 31.12.2006 | 1,658 | 73 | 0 | 1,731 |
| **Total** | | | | |
| **31.3.2007** | **88,382** | **4,692** | **-459** | **92,615** |
| **31.12.2006** | **90,106** | **5,201** | **-479** | **94,828** |

**Risk-weighted assets** in € billion

| | CRE | AF&AM | HREG |
|---|---|---|---|
| On-balance-sheet assets | | | |
| 31.3.2007 | 58.8 | 5.0 | 63.5 |
| 31.12.2006 | 57.5 | 3.7 | 61.1 |
| Off-balance-sheet assets | | | |
| 31.3.2007 | 4.9 | 0.5 | 5.4 |
| 31.12.2006 | 4.6 | 0.4 | 5.1 |
| Counterparty risks in the trading book | | | |
| 31.3.2007 | 0.0 | 0.4 | 0.4 |
| 31.12.2006 | 0.0 | 0.2 | 0.2 |
| **Total** | | | |
| **31.3.2007** | **63.7** | **5.9** | **69.3** |
| **31.12.2006** | **62.1** | **4.3** | **66.4** |

## Key capital ratios [based on German Commercial Code (HGB)], broken down by business

**Capital ratios** in %

| | CRE | AF&AM | HREG |
|---|---|---|---|
| Core capital ratio | | | |
| 31.3.2007 | 6.6 | 6.3 | 6.7 |
| 31.12.2006[1] | 6.7 | 8.4 | 7.0 |
| Equity capital ratio | | | |
| 31.3.2007 | 9.0 | 15.0 | 9.6 |
| 31.12.2006[1] | 9.1 | 20.3 | 10.0 |
| Equity funds ratio | | | |
| 31.3.2007 | 8.9 | 8.8 | 8.9 |
| 31.12.2006[1] | 9.0 | 10.3 | 9.3 |

[1] As per approved annual financial statements and after profit distribution

# Summary of quarterly financial data

| Hypo Real Estate Group | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|
| **Operating performance** (in € million) | | | | | |
| Operating revenues | 264 | 266 | 270 | 282 | 295 |
| Net interest income | 197 | 198 | 208 | 208 | 217 |
| Net commission income | 34 | 35 | 33 | 43 | 42 |
| Net trading income | 11 | 6 | 14 | 7 | 15 |
| Net income from investments | 20 | 26 | 14 | 26 | 19 |
| Balance of other operating income/expenses | 2 | 1 | 1 | -2 | 2 |
| Provisions for losses on loans and advances | 43 | 44 | 36 | 36 | 34 |
| General administrative expenses | 80 | 79 | 86 | 90 | 89 |
| Balance of other income/expenses (exluding restructuring expenses) | 0 | 0 | 0 | 0 | 0 |
| Net income/loss before taxes (excluding restructuring expenses) | 141 | 143 | 148 | 156 | 172 |
| Restructuring expenses | 0 | 0 | 0 | 17 | 0 |
| Net income/loss before taxes | 141 | 143 | 148 | 139 | 172 |
| Net income/loss[1] | 104 | 105 | 109 | 111 | 130 |
| | | | | | |
| **Key indicators** | | | | | |
| Total volume of lending (in € billion) | 91.7 | 91.4 | 93.9 | 94.8 | 92.6 |
| Risk assets compliant with BIS rules (in € billion) | 58.1 | 59.8 | 64.8 | 66.4 | 69.3 |
| Core capital ratio compliant with BIS rules (in %) | 7.6 | 7.4 | 6.9 | 7.0[2] | 6.7 |
| Volume of new business[3] (in € billion) | 5.2 | 6.6 | 6.5 | 10.2 | 6.5 |
| Employees | 1,176 | 1,172 | 1,206 | 1,229 | 1,234 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

[2] As per approved annual financial statements and after profit distribution

[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

| Commercial Real Estate | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|
| **Operating performance** (in € million) | | | | | |
| Operating revenues | 247 | 242 | 250 | 267 | 254 |
| Net interest income | 195 | 194 | 205 | 201 | 201 |
| Net commission income | 32 | 27 | 29 | 39 | 35 |
| Net trading income | 0 | 0 | 0 | 0 | 0 |
| Net income from investments | 19 | 22 | 14 | 26 | 16 |
| Balance of other operating income/expenses | 1 | -1 | 2 | 1 | 2 |
| Provisions for losses on loans and advances | 43 | 43 | 36 | 34 | 33 |
| General administrative expenses | 62 | 60 | 66 | 70 | 65 |
| Balance of other income/expenses | 0 | 0 | 0 | 0 | 0 |
| Net income/loss before taxes | 142 | 139 | 148 | 163 | 156 |
| Net income/loss[1] | 107 | 105 | 111 | 138 | 120 |
| | | | | | |
| **Key indicators** | | | | | |
| Total volume of lending (in € billion) | 89.3 | 89.1 | 91.4 | 90.1 | 88.4 |
| Risk assets compliant with BIS rules (in € billion) | 56.1 | 57.4 | 61.5 | 62.1 | 63.7 |
| Core capital ratio compliant with BIS rules (in %) | 7.6 | 7.4 | 6.9 | 6.7[2] | 6.6 |
| Volume of new business[3] (in € billion) | 5.2 | 6.2 | 6.1 | 9.1 | 6.2 |
| Employees | 938 | 941 | 974 | 980 | 966 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

[2] As per approved annual financial statements

[3] Real estate financing business excluding off-balance-sheet-business

**Asset Finance & Asset Management**

| | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|
| **Operating performance** (in € million) | | | | | |
| Operating revenues | 21 | 26 | 25 | 24 | 45 |
| Net interest income | 7 | 7 | 7 | 13 | 20 |
| Net commission income | 2 | 8 | 4 | 4 | 7 |
| Net trading income | 11 | 6 | 14 | 7 | 15 |
| Net income from investments | 1 | 4 | 0 | 0 | 3 |
| Balance of other operating income/expenses | 0 | 1 | 0 | 0 | 0 |
| Provisions for losses on loans and advances | 0 | 1 | 0 | 2 | 1 |
| General administrative expenses | 11 | 11 | 13 | 11 | 16 |
| Balance of other income/expenses | 0 | 0 | 0 | 0 | 0 |
| Net income/loss before taxes | 10 | 14 | 12 | 11 | 28 |
| Net income/loss | 8 | 10 | 10 | 8 | 22 |
| | | | | | |
| **Key indicators** | | | | | |
| Total volume of lending (in € billion) | 2.5 | 2.5 | 2.8 | 5.2 | 4.7 |
| Risk assets compliant with BIS rules (in € billion) | 2.1 | 2.4 | 3.2 | 4.3 | 5.9 |
| Core capital ratio compliant with BIS rules (in %) | 14.7 | 13.6 | 10.6 | 8.4[1] | 8.3 |
| Volume of new business[2] (in € billion) | 0.0 | 0.4 | 0.4 | 1.1 | 0.3 |
| Employees | 170 | 161 | 158 | 167 | 180 |

[1] As per approved annual financial statements

[2] Infrastructure-/asset-based finance

Hypo Real Estate
GROUP



# Interim Report
as of 31 March 2007

## Financial Highlights

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Net income/loss before taxes | in € million | 172 | 141 |
| Net income/loss[1] | in € million | 130 | 104 |
| Earnings per share[1] | in € | 0.97 | 0.78 |
| **Key ratios** | | 1.1.–31.3.2007 | 1.1.–31.12.2006 |
| Return on equity after taxes[1] | in % | 11.6 | 9.9 |
| Cost-income ratio (based on operating revenues) | in % | 30.2 | 31.0 |
| **Balance sheet figures** | | 31.3.2007 | 31.12.2006 |
| Total assets | in € billion | 164.8 | 161.6 |
| Equity (excluding revaluation reserve) | in € billion | 5.0 | 4.9 |
| **Key capital ratios compliant with BIS rules** | | 31.3.2007 | 31.12.2006 |
| Core capital | in € billion | 4.7 | 4.6[2] |
| Equity funds | in € billion | 6.6 | 6.6[2] |
| Risk assets | in € billion | 69.3 | 66.4 |
| Core capital ratio | in % | 6.7 | 7.0[2] |
| Equity funds ratio | in % | 8.9 | 9.3[2] |
| **Personnel** | | 31.3.2007 | 31.12.2006 |
| Employees | | 1,234 | 1,229 |
| **Portfolio figures** | | 31.3.2007 | 31.12.2006 |
| Volume of real estate financing[3] | in € billion | 61.9 | 62.2 |
| Volume of infrastructure and asset-based financing | in € billion | 2.0 | 1.9 |
| Volume of state financing | in € billion | 53.9 | 55.0 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[4] | in € billion | 6.5 | 5.2 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Target business
[4] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

## Ratings

| as of April 2007 | Moody's long-term \| short-term \| outlook | S&P long-term \| short-term \| outlook | Fitch Ratings long-term \| short-term \| outlook | DBRS long-term \| short-term \| outlook |
|---|---|---|---|---|
| Hypo Real Estate Bank International | A2 \| P–1 \| Stable | A– \| A–2 \| Stable | – | A \| R–1 (low) \| Stable |
| Hypo Real Estate Bank AG | A3 \| P–2 \| Stable | BBB+ \| A–2 \| Positive | A– \| F–2 \| Stable | A \| R–1 (low) \| Stable |
| Hypo Public Finance Bank | A2 \| P–1 \| Stable | A– \| A–2 \| Stable | – | A \| R–1 (low) \| Stable |

Content



Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate and Asset Finance & Asset Management segments which have been redefined as a result of the reorganisation of the Group.

Dear shareholders,

In the first quarter of this year, our Group has undertaken major steps in order to continue its story of success in the long term. In the course of the next few years, the Hypo Real Estate Group will gradually develop into an asset finance house with a broader earnings base, with a diversified risk profile and positioned in attractive growth markets.

We are ready to meet the challenges posed by a new phase in the development of our company. And as ever, we do not wish to lose any time in carrying out necessary strategic changes. This quarterly report has accordingly already been based on the new segment structure for our operations. This means in specific terms:

The segregation between domestic and international business in real estate financing has been discontinued, and a new reporting segment "Commercial Real Estate" has been introduced for worldwide real estate financing. This combination has taken place as a result of market demand, and accordingly we have again been able to significantly simplify our structures and provide support to our customers more efficiently.

We have also created a second segment entitled "Asset Finance & Asset Management". This comprises asset-based finance transactions outside real estate financing, including Infrastructure Financing, Capital Markets and Asset Management.

This new segmentation is based on the following strategic decisions:

- **Diversification of asset classes:** In addition to providing finance for large-volume commercial real estate, Hypo Real Estate Group will increasingly extend its recognised ability to structure and manage complex asset-backed financing arrangements to cover other asset classes. We completed this step last year, with the entry of Hypo Public Finance Bank into infrastructure financing. We expect to encounter major growth opportunities in this particular field in the course of the next few years, in Europe and also in the USA.
- **Strengthening the distribution channels:** The distribution channels into the secondary markets will be established as the value driver of the Hypo Real Estate Group. The business principle of "buy-and-hold" will be complemented by the formula "buy-and-distribute". Securitisation and syndication will play key roles in this aspect. The expansion of this off-balance-sheet business will enable us to reduce our balance sheet volume and thus make more efficient use of our shareholders' equity. The distribution channels also include so-called warehouses in which portfolios are "parked" for onward placement purposes.
- **Expansion of Asset Management:** Hypo Real Estate Group has been successfully managing financing risks primarily backed by real estate as the underlying asset for third parties for a long time. This activity is a logical extension of our value creation chain. The combination of our core business of real estate financing with asset management, for instance, is extremely attractive. A good example in this respect is Quadra Realty Trust, a financing company for commercial real estate in the USA structured in the form of a REIT, which was launched on the New York Stock Exchange in the first quarter of 2007. The REIT is managed by our Group company Hypo Real Estate Capital Corporation. High-profile experts in this field with many years of experience for expanding this business have been signed up for our company.

In organisational terms, the strategic further development of the Group is accompanied by the introduction of central Group-wide active portfolio management, the purpose of which is to optimise the risk and earnings profile of the existing portfolio. The scene has been set in terms of personnel by the extension of the Holding's Management Board to include a further three deputy members. On the capital side, we will increase our scope for taking action in the first half of this year by taking out hybrid capital for the first time, namely € 300 million to € 350 million. The development of business in the first three months of the current financial year also demonstrates that Hypo Real Estate Group is well equipped across all levels to meet the challenges posed by the new era. We are fully in line with our ambitious expectations in terms of new business and also in terms of results.

- With new business of € 6.5 billion in total for both new segments of the Group, the basis to achieve the full-year target of approx. € 25 billion has been established. An additional new business of € 1.2 billion will be attributable to securitisations and syndications.
- Consolidated net income before taxes in the first three months amounted to € 172 million, 22 % higher than the corresponding previous year figure (Q1 2006: € 141 million), and is thus slightly higher than the minimum pro-rata target. Operating revenues increased by 12 % to € 295 million, and were the basis of this good performance. In addition, provisions for losses on loans and advances also declined by € 9 million compared with the previous year quarter, namely to € 34 million. This provides further confirmation of the good portfolio quality and the risk-aware new business policy. General administrative expenses have increased by around 11 % to € 89 million as scheduled; because growth in operating revenues was comparatively stronger, the cost-income ratio declined to only 30.2 %.
- After the first quarter, with which we are very satisfied, Hypo Real Estate Group now has every opportunity of setting further records for result and return in 2007 – as announced. For the full year, we are still forecasting net income before taxes of at least € 680 million, which is equivalent to growth of around 20 % or more compared with the previous year figure of € 571 million. In terms of return on equity after taxes, we intend to be within the range of 11% to 12%. After three months, return on equity was 11.6 %.

Our Group has now laid the foundation to considerably exceed the level of 13 % for return on equity starting in the year 2009. On the way to becoming a globally operating asset finance house, we will rely on those properties which were factors of success in the first phase of the Hypo Real Estate Group: Extensive knowledge of the markets, quality awareness, flexibility and implementation skills. These properties will continue to drive our actions in future.

Kind regards



Georg Funke
CEO

**Share price development in the first quarter 2007**


indexed
■ Hypo Real Estate Holding Shares ■ DAX □ Prime Banks
120
110
100
90
1.1.2007
1.2.2007
1.3.2007
31.3.2007

Following a positive start to the year, the stock markets entered a brief but severe phase of consolidation towards the end of February. This was due mainly to fears that ballooning lending to US private clients with poor creditworthiness might have consequences for the overall economy and thus also the global economy. The scenario was also exacerbated by increasing geo-political tension and a further sharp increase in the price of oil in this context. The statements of the Federal Reserve in relation to further rate hikes were received positively by the market, resulting in the markets recovering rapidly towards the end of the quarter. Between January and March, the international benchmark index Dow Jones Industrial Average declined by 0.9 %, and the Euro STOXX 50 increased by 0.3 %. The German DAX achieved a somewhat better performance, with growth of 4.9 %. The Prime Banks subindex which is important for the shares recorded a slight increase of 0.3 %.

Hypo Real Estate shares also consolidated in this market environment. Following initial gains of more than 10 % on occasion, it closed at € 47.74 at the end of the quarter, which was precisely the same price seen at the end of 2006. The shares accordingly performed almost precisely in line with the indices, and outperformed the Dow Jones Industrial Average by 0.9 percentage points. Compared with the DAX and the Prime Banks subindex, the shares were slightly weaker (4.9 and 3.0 percentage points respectively).

**Key facts about the Hypo Real Estate Holding Shares in the first quarter 2007**

| | | |
|---|---|---|
| WKN ordinary shares | | 802 770 |
| ISIN ordinary shares | | DE 000 802 770 7 |
| Number of listed shares | units | 134,072,175 |
| Number of ordinary shares as of 31.3.2007 | units | 134,072,175 |
| Average number of listed shares in the first quarter 2007 | units | 134 072,175 |
| Initial listing on 6.10.2003 | in € | 11.25 |
| High Q1[1] | in € | 52.80 |
| Low Q1[1] | in € | 44.77 |
| Quarterly closing price[1] | in € | 47.74 |
| Market capitilisation as of 31.3.2007 | in € million | 6,401 |
| Earnings per share[2] | in € | 0.97 |
| Known shareholders with a stake of more than 3 % | | Capital Research and Management |
| | | Europacific Growth Fund |

[1] XETRA closing price of the Frankfurt stock exchange
[2] Excluding the effects from capitalised losses carried forward

# Financial Review

# Business and Conditions

### Macro-economic conditions

In the first quarter of 2007, the macro-economic situation in the Eurozone and in Germany was unexpectedly robust. The upswing was driven not only by a further rise in export demand (as was the case in 2006) but also by stronger domestic demand. In particular, the three percentage point increase in value-added tax in Germany at the beginning of 2007 has not resulted in the economy stalling which was feared in certain quarters. Inflation is currently within manageable limits in Germany and also throughout Europe. Hence, the response of the European Central Bank – a 25 basis points increase of key interest rates in mid-March – was also comparatively moderate.

### Sector-specific conditions

**Commercial Real Estate** As a result of the strong real estate climate in many European markets, demand for real estate financing has strengthened appreciably, whereby particular mention has to be made in Germany in this respect. At the same time, there is also strong demand emanating from the growth markets of Asia, such as China and India. In the established markets such as Europe and the USA, demand is increasingly shifting to innovative and structured products with a capital market exit. In the emerging countries with strong demand, there is still a certain amount of backlog demand with regard to the legal and regulatory environment in certain cases; this is the reason why more complex financing products have so far only been used in exceptional cases in these markets.

**Asset Finance & Asset Management** There has been a considerable demand particularly in Europe in the field of infrastructure finance, and this is certainly due to the higher tax revenues of local authorities. However, the stronger demand has also resulted in further players entering the market. The strong interest in securitisation of loan receivables has resulted in increased demand for asset management of such products; in the past, only a few players have demonstrably been able to handle this demand.

### Major events

**Hypo Real Estate Group** The strategic further development of the Group is being accompanied by changes in the composition of the Management Board of Hypo Real Estate Holding AG and in the Management Boards of some subsidiaries. These were announced on 29 January 2007.

Dr. Robert Grassinger was appointed as deputy member of the Management Board of the Holding with effect from 1 February 2007. Dr. Grassinger is responsible in the Holding for Group-wide funding of covered as well as uncovered issues (Pfandbriefe, lettre de gage, Jumbos and MTN issues) and interest scheduling for the bank book. Dr. Grassinger also stepped down from his position in the Management Board of Hypo Real Estate Bank International AG as of 31 January 2007 and was appointed as a member of the Management Board of Hypo Real Estate Bank AG and elected as board spokesman as of 1 February 2007.

Thomas Glynn was appointed as deputy member of the Management Board of the Holding as of 1 February 2007. He is responsible for Asset Management in the Group.

On 1 February 2007, Bettina von Oesterreich was appointed as deputy member of the Management Board of Hypo Real Estate Holding AG. She is responsible as Group Chief Risk Officer, with responsibility for Credit Risk Management.

Frank Lamby has assumed responsibility for the "Commercial Real Estate" segment in the Management Board of the Holding. He was also appointed as member of the Management Board of Hypo Real Estate Bank International AG and elected as board spokesman on 1 February. He stepped down from his position in the Management Board of Hypo Real Estate Bank AG on 31 January 2007, and was appointed to the Supervisory Board of the company on 1 February 2007.

On 31 March 2007, Manuela Better stepped down from her position on the Management Board of Hypo Real Estate Bank AG, and moved to the Management Board of Hypo Real Estate Bank International AG on 1 April 2007.

Harin Thaker was appointed as member of the Management Board of Hypo Real Estate Bank International AG on 1 February 2007.

On 31 March 2007, Manfred Weil stepped down from the Management Board of Hypo Real Estate Bank International AG.

Dr. Paul Eisele stepped down from his position as board spokesman of Hypo Real Estate Bank International AG on 31 January 2007, and also terminated his position on the Supervisory Board of Hypo Real Estate Bank AG on that date. He also stepped down as Chairman of Hypo Public Finance Bank on 31 January 2007, and this position was assumed by Georg Funke on 1 February 2007.

With effect from 31 January 2007, Robert Mundheim resigned from his position on the Supervisory Board following mutual agreement. He was appointed Chairman of the Board of Directors of Quadra Realty Trust, Inc, USA, on 21 February 2007.

**Business segment Commercial Real Estate** The activities of the former segments "Hypo Real Estate International" and "Hypo Real Estate Germany" were combined to form the new "Commercial Real Estate" segment on 1 January 2007; this new segment is now responsible for all activities in domestic and international commercial real estate financing.

**Business segment Asset Finance & Asset Management** The business segment Asset Finance & Asset Management corresponds to the former segment Hypo Public Finance Bank. On 15 February 2007, Quadra Realty Trust, Inc., a Real Estate Investment Trust (REIT) initiated by Hypo Real Estate Capital Corporation, New York, was launched on the New York Stock Exchange. The initial issue comprises a volume of 16,670,000 shares, which achieved an initial price of 15 US$. Quadra Realty Trust, Inc. is a commercial real estate financing enterprise which qualifies as a Real Estate Investment Trust (REIT) in accordance with US income tax law. The company is managed externally by Hypo Real Estate Capital Corporation, New York, a member of the Hypo Real Estate Group. Hypo Real Estate Capital Corporation, New York, held a 34.72% stake in Quadra Realty Trust, Inc. on 31 March 2007.

Hypo Real Estate Group

## Development in earnings

The Hypo Real Estate Group has started the year 2007 with demanding targets and a new Group structure. A further year with strong growth rates and thus the continuation of the successful performance seen in recent years are expected for the Group. The Group has forecast net income before taxes of at least € 680 million, which is equivalent to growth of approx. 20 % or more compared with the previous year. Return on equity after taxes adjusted by the capitalised losses carried forward is expected to be between 11.0 % and 12.0 %. Operating revenues are forecast to rise to more than € 1.2 billion, provisions for losses on loans and advances should be roughly unchanged compared with the previous year figure, namely between € 150 million and € 160 million. A range of € 360 million to € 370 million has been defined for general administrative expenses. The target set for the volume of new business, which comprises not only real estate financing business but also infrastructure and asset-based financing, is more than € 25 billion.

**Operating revenues**


in € million
Quarterly Figures
Budget
400
300
200
100
0
219
264
295
Q1 2005
Q1 2006
Q1 2007

**Net income before taxes**


in € million
Quarterly Figures
Budget
200
150
100
50
0
111
141
170
172
Q1 2005
Q1 2006
Q1 2007

## Budget

| | | 1.1.–31.3.2007 | Budget 1/4 of 2007 | Budget 2007 |
|---|---|---|---|---|
| **Operating performance** | | | | |
| Operating revenues | in € million | 295 | > 300 | > 1,200 |
| Provisions for losses on loans and advances | in € million | 34 | 38 to 40 | 150 to 160 |
| General administrative expenses | in € million | 89 | 90 to 93 | 360 to 370 |
| Net income/loss before taxes | in € million | 172 | > 170 | > 680 |
| **Key ratio** | | | | |
| Return on equity after taxes[1] | in % | 11.6 | – | 11.0 to 12.0 |
| **Portfolio figure** | | | | |
| Volume of new business[2] | in € billion | 6.5 | > 6.3 | > 25.0 |

[1] Excluding the effects from capitalised losses carried forward
[2] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

## Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 295 | 264 |
| Net interest income | in € million | 217 | 197 |
| Net commission income | in € million | 42 | 34 |
| Net trading income | in € million | 15 | 11 |
| Net income from investments | in € million | 19 | 20 |
| Balance of other operating income/expenses | in € million | 2 | 2 |
| Provisions for losses on loans and advances | in € million | 34 | 43 |
| General administrative expenses | in € million | 89 | 80 |
| Balance of other income/expenses | in € million | — | — |
| Net income/loss before taxes | in € million | 172 | 141 |
| Net income/loss[1] | in € million | 130 | 104 |
| **Key ratios** | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Return on equity after taxes[1] | in % | 11.6 | 9.9 |
| Cost-income ratio (based on operating revenues) | in % | 30.2 | 31.0 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Total volume of lending | in € billion | 92.6 | 94.8 |
| Risk assets compliant with BIS rules | in € billion | 69.3 | 66.4 |
| Core capital ratio compliant with BIS rules | in % | 6.7 | 7.0[2] |
| Employees | | 1,234 | 1,229 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[3] | in € billion | 6.5 | 5.2 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

The Hypo Real Estate Group has again met its ambitious target in the first quarter of 2007. With net income before taxes of € 172 million, the Hypo Real Estate Group was slightly ahead of its pro-rata minimum target of € 170 million. Return on equity after taxes (excluding the effects of capitalised losses carried forward) improved to 11.6 %, and has confirmed the full-year target of between 11.0 % and 12.0 %. Boosted by the strong new business of recent years and the first quarter of 2007, operating revenues continued to expand in the course of the quarter; they are reported as € 295 million for the first three months of 2007, and are thus slightly lower than the pro-rata target of min. € 300 million. This is opposed by a particularly positive development in expense items. Additions to provisions for losses on loans and advances amounted to € 34 million, considerably lower than the relevant target range; general administrative expenses of € 89 million were slightly lower than the target range. The volume of new business is stated as € 6.5 billion, and is thus higher than the pro-rata target of min. € 6.3 billion. In addition, a volume of € 1.2 billion was originated for securitisation and syndication.

Compared with the first quarter of the previous year, the development in earnings at the Hypo Real Estate Group has been as follows:

**Operating revenues** Operating revenues increased strongly from € 264 million in the corresponding previous year quarter to € 295 million (+ 11.7 %). This increase reflects mainly the successful new business of the previous year and the lending of the current year. In addition, the expansion of new sources of revenues in the Asset Finance & Asset Management segment has made a major contribution to growth, thus underlining the successful diversification strategy. The increase in operating revenues is attributable to net interest income, net commission income, as well as net trading income. Net interest income, for instance, is reported as € 217 million compared with € 197 million in the first quarter of 2006. The main reasons for this growth are the increased lending portfolio and the successful establishment of off-balance-sheet business (securitisations and syndications). Net commission income increased from € 34 million compared with the previous year, to € 42 million. This is also a reflection of the strong new business. The strong increase in assets under management and the revenues of managing the Real Estate Investment Trust, Quadra Realty Trust, Inc., New York, have also had a positive impact in this respect. Net trading income of € 15 million (Q1 2006: € 11 million) reflect the successful activities of the Asset Finance & Asset Management segment. Boosted by an increase in the volume of trading and a positive market development, the result of trading with interest and credit risk instruments has increased in particular. Net income from investments amounted to € 19 million, compared with € 20 million in the previous year; capital gains have been realised in view of continuing favourable market conditions. As was the case in the equivalent previous year period, the balance of other operating income/expenses amounted to € 2 million.

**Provisions for losses on loans and advances** Additions to provisions for losses on loans and advances amounted to € 34 million, € 9 million lower than in the corresponding previous year period (€ 43 million). The decline reflects the good portfolio quality and the risk-aware new business policy.

Net interest income after provisions for losses on loans and advances totalled € 183 million, compared with € 154 million in the previous year period.

**General administrative expenses** General administrative expenses have increased to € 89 million, compared with € 80 million in the previous year. This scheduled increase is attributable to the further expansion in commercial real estate financing and also the expansion of further sources of revenues, such as securitisation, Asset Management or asset-based and infrastructure financing. Because operating revenues increased to a greater extent, the cost-income ratio improved considerably to 30.2 % compared with 31.0 % in the previous year.

**Balance of other income/expenses** As was the case in the first quarter of the previous year, the Group did not have any other income and expenses.

**Net income before taxes** Net income before taxes for the quarter amounted to € 172 million, an increase of € 31 million (22.0 %) compared with the previous year (Q1 2006: € 141 million). The increase in net income before taxes mainly reflects the positive development in operating profitability and the decline in provisions for losses on loans and advances.

**Net income** After taxes of € 42 million – excluding the deferred tax expense of € 23 million attributable to capitalised losses carried forward (Q1 2006: € 14 million) – net income for the first quarter of 2007 amounted to € 130 million, compared with € 104 million in the corresponding previous year quarter. This is equivalent to an improved return on equity of 11.6 %, compared with 9.9 % in 2006. Including the effects of capitalised losses carried forward, net income amounted to € 107 million (Q1 2006: € 90 million).

Of this figure, € 107 million is attributable to the shareholders. There are no minority interests.

**Development in assets**

Total assets of the Hypo Real Estate Group amounted to € 164.8 billion as of 31 March 2007, compared with € 161.6 billion as of 31 December 2006. The Hypo Real Estate Group did not have any available-for-sale non-current assets as of the balance sheet dates.

Loans declined by € 1.8 billion as of 31 March 2007 compared with the end of the previous year. In line with overall strategy, municipal loans declined strongly, whereas real estate financing remained almost constant. The increase in trading activities at Hypo Public Finance Bank has resulted in higher trading assets (+ € 2.0 billion). Within assets held for trading purposes, the main increase was seen in the volume of bonds and other fixed-income securities. Investments increased by € 2.5 billion to € 43.7 billion.

The contingent liabilities which are attributable to the total volume of lending amounted to € 1.3 billion (31 December 2006: € 1.7 billion).

Total volume of lending is stated as € 92.6 billion as of 31 March 2007, compared with € 94.8 billion at the end of 2006.

**Total volume of lending**

in € billion


125
100
75
50
0
99.1
92.4
94.8
92.6
31.12.2004
31.12.2005
31.12.2006
31.3.2007

**Loan portfolio development** The loan portfolio, which compared with the total volume of lending used in accounting also includes loan commitments and securities in the following, and which is used as the basis for Group management, amounted to € 132.2 billion as of 31 March 2007 (€ 120.8 billion paid out of this figure). The total loan portfolio, after maturities and repayments, declined by € 1.3 billion compared with 31 December 2006. The decline is attributable to the streamlining of municipal financing in line with overall strategy (this item declined by € 1.1 billion to € 53.9 billion). Also in line with overall strategy, the non-target portfolio of Hypo Real Estate Bank AG declined by € 0.5 billion to € 10.7 billion. In target business, inflows and outflows were essentially in equilibrium and the portfolio volume decreased slightly. Target real estate financing business decreased slightly by € 0.3 billion to € 61.9 billion (€ 51.4 billion paid out of this figure, compared with € 50.6 billion as of 31 December 2006). Infrastructure and asset-based financing increased slightly by € 0.1 billion to € 2.0 billion. The remaining portfolio of the business segment Asset Finance & Asset Management segment increased by € 0.5 billion to € 3.7 billion.

New-business production for target real estate financing business and infrastructure and asset-based financing amounted to € 6.5 billion. The volume of new business was not only higher than the corresponding figure of € 5.2 billion for the first quarter of 2006; it was also higher than the pro-rata target of € 6.3 billion. Target real estate financing business accounted for € 6.2 billion (Q1 2006: € 5.2 million) and infrastructure and asset-based financing, which only started in mid-2006, accounted for € 0.3 billion. Additional off-balance-sheet business (securitisations and syndications) amounted to € 1.2 billion in the first quarter of 2007.

**Development in the financial position**

The capital structure of the Hypo Real Estate Group as of 31 March 2007 is still sound; all current obligations have been met. The maturity structure of liabilities is also balanced.

Total Group liabilities amounted to € 161.4 billion at the end of the quarter, compared with € 158.1 billion as of 31 December 2006. The increased refinancing requirement is reflected in an increase of € 2.1 billion in securitised liabilities and an increase of € 0.7 billion in deposits from other banks and amounts owed to other customers. As a result of the expansion in trading activities, trade liabilities also increased by € 0.5 billion

The diversification strategy was continued consistently in the first quarter of 2007 as part of the process of refinancing the Hypo Real Estate Group. In addition to the traditional issue programmes, the newly established

programmes were extended further for long-term refinancing. Overall, in the first quarter of 2007, Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG and Hypo Public Finance Bank placed uncovered more than € 3.5 billion with private German and international investors.

In February 2007, these private placings were complemented by a benchmark transaction of Hypo Real Estate Bank AG for € 1.5 billion with a term of three years. The senior unsecured transaction was successfully placed on the market within hours. 51% of investors came from other European and Asian countries.

Hypo Pfandbrief Bank International, a subsidiary of Hypo Public Finance Bank, issued a total of € 600 million Lettres de Gage in the first three months of this year from Luxembourg. The outstanding volume of Lettres de Gage, the equivalent of the Pfandbrief in Luxembourg, thus amounted to € 6.8 billion.

The investor base in the field of short-term refinancing was also further diversified. For instance, new investor groups in the USA were reached with the newly established US Commercial Paper programme of Hypo Real Estate Bank International AG (issue volume in the first quarter of 2007: € 1.1 billion). The established European Commercial Paper programmes of Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG and Hypo Public Finance Bank were complemented by repo transactions and further money market and treasury activities.

Overall, the balanced refinancing structure was further expanded with a mix of short-term and long-term funding, thus enabling lending business to be funded on a competitive basis.

Equity (excl. revaluation reserve) amounted to € 5.0 billion as of 31 March 2007 compared with € 4.9 billion at the end of last year. The AfS reserve and cash flow hedge reserve have been disregarded for the purpose of calculating return on equity.

**Regulatory indicators compliant with BIS rules**[1] The Hypo Real Estate Group also reports sound capitalisation as of 31 March 2007 for bank regulatory purposes (in accordance with BIS). Core capital increased to € 4.7 billion compared with € 4.6 billion at the end of 2006; supplementary capital was unchanged at € 2.0 billion (31 December 2006: € 2.0 billion). Overall, equity funds were thus unchanged at around € 6.6 billion, as was the case at the end of 2006. There was no tier-III capital as of the reporting dates. Risk assets have increased since the beginning of the year by € 2.9 billion to € 69.3 billion as a result of the strong new business.

The core capital ratio is 6.7%, compared with 7.0% as of 31 December 2006; the equity ratio is 8.9%, compared with 9.3%.

**Risk assets with BIS rules**



in € billion
100
75
50
25
0
51.0
56.3
66.4
69.3
31.12.2004
31.12.2005
31.12.2006
31.3.2007


**Liquidity** A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At Hypo Real Estate Bank AG, the ratio was 1.58 as of 31 March 2007 (31.12.2006: 2.08). For Hypo Real Estate Bank International AG, the figure was 1.63 as of 31 March 2007 (31.12.2006: 1.52).

[1] The BIS ratios have been calculated independently on a voluntary basis.

## Business segment Commercial Real Estate

### Developments in earnings

Since the beginning of 2007, the previous segments Hypo Real Estate International and Hypo Real Estate Germany have been combined into the Commercial Real Estate segment. The new Commercial Real Estate reporting segment thus comprises mainly the domestic and international business in commercial real estate financing. Public sector financing is also included in this segment. The annual target for net income before taxes is a range of € 630 million to € 650 million, combined with a target return after taxes of more than 12.0 %. New real estate financing business is expected to be more than € 22 billion.

In the first quarter of 2007, the Commercial Real Estate segment reported net income before taxes of € 156 million, which was slightly lower than the pro-rata target range of € 158 million to € 163 million. As a result of expanding business, experience has shown that the first quarter is lower than the average for the year. Compared with the corresponding previous year period, net income before taxes improved by 9.9% (Q1 2006: € 142 million).

**Net income before taxes**


in € billion
Quarterly Figures
Budget
200
150
100
50
0
115
142
158–163
156
Q1 2005
Q1 2006
Q1 2007

After taxes of € 36 million (excluding a deferred tax expense from capitalised losses carried forward of € 23 million), net income is reported as € 120 million (Q1 2006: € 107 million), resulting in a further improvement in return on equity of 11.6 % (2006: 10.8 %). New real estate financing business of € 6.2 billion was considerably higher than the pro-rata minimum target of € 5.5 billion. Furthermore, off-balance-sheet business of € 1.2 billion was acquired.

### Budget

| | | 1.1.–31.3.2007 | Budget 1/4 of 2007 | Budget 2007 |
|---|---|---|---|---|
| **Operating performance** | | | | |
| Net income/loss before taxes | in € million | 156 | 158 to 163 | 630 to 650 |
| **Key ratio** | | | | |
| Return on equity after taxes[1] | in % | 11.6 | – | > 12.0 |
| **Portfolio figure** | | | | |
| Volume of new business[2] | in € billion | 6.2 | > 5.5 | > 22.0 |

[1] Excluding the effects from capitalised losses carried forward
[2] Real estate financing business excluding off-balance-sheet-business

## Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 254 | 247 |
| Net interest income | in € million | 201 | 195 |
| Net commission income | in € million | 35 | 32 |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | 16 | 19 |
| Balance of other operating income/expenses | in € million | 2 | 1 |
| Provisions for losses on loans and advances | in € million | 33 | 43 |
| General administrative expenses | in € million | 65 | 62 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 156 | 142 |
| Net income/loss[1] | in € million | 120 | 107 |
| **Key ratios** | | 1.1.–31.3.2007 | 1.1.–31.12.2006 |
| Return on equity after taxes[1] | in % | 11.6 | 10.8 |
| Cost-income ratio (based on operating revenues) | in % | 25.6 | 25.6 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Total volume of lending | in € billion | 88.4 | 90.1 |
| Risk assets compliant with BIS rules | in € billion | 63.7 | 62.1 |
| Core capital ratio compliant with BIS rules | in % | 6.6 | 6.7[2] |
| Employees | | 966 | 980 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[3] | in € billion | 6.2 | 5.2 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements
[3] Real estate financing business excluding off-balance-sheet-business

Compared with the previous year, operating revenues in the segment increased from € 247 million to € 254 million. This positive development is mainly reflected in net interest income, which benefited from the increase in the real estate financing portfolio and amounted to € 201 million (compared with € 195 million in the previous year). As was the case in the previous year, net interest income includes premature repayment fees and income from the sale of bonded loans. As a result of the stronger volume of new business, net commission income of € 35 million was higher than the corresponding previous year figure (€ 32 million). Net income from investments in the segment amounted to € 16 million, somewhat lower than in the corresponding previous year quarter (€ 19 million); favourable market conditions were utilised and capital gains were realised as a result of re-allocating securities.

Additions to provisions for losses on loans and advances amounted to € 33 million and, despite the increase in the real estate financing portfolio, were thus € 10 million lower than in the previous year (€ 43 million). This reduction reflects the positive development in portfolio quality.

Because of the international expansion of business, general administrative expenses increased from € 62 million last year to € 65 million. Because operating revenues increased to the same extent as general administrative expenses, the cost-income ratio remained at the low level of 25.6 %, as was the case in 2006.

**Development in assets**

As of 31 March 2007, total assets amounted to € 136.0 billion, compared with € 135.2 billion at the end of the previous year. The total volume of lending declined from € 90.1 billion to € 88.4 billion. As a result of repayments, loans declined by € 1.3 billion to € 87.2 billion. The contingent liabilities attributable to the total volume of lending amounted to € 1.2 billion compared with € 1.7 billion as of 31 December 2006. Compared with the end of last year, the contingent liabilities comprised guarantee obligations of Hypo Real Estate Bank International of € 0.4 billion with regard to HVB AG (a further reduction); these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

**Total volume of lending**

in € billion


100
75
50
25
0
98.4
91.3
90.1
88.4
31.12.2004
31.12.2005
31.12.2006
31.3.2007

**Loan portfolio development** The loan portfolio, which compared with the total volume of lending used in accounting also includes loan commitments and securities in the following, and which is also used as the basis for Group management, amounted to € 116.8 billion as of 31 March 2006, compared with € 119.6 billion as of 31 December 2006. Target real estate financing business decreased slightly by € 0.3 billion to € 61.9 billion. Of this figure, € 51.4 billion has been paid out (31 December 2006: € 50.6 billon). In line with overall strategy, the non-target portfolio of real estate financing (€ 10.7 billion compared with € 11.2 billion as of 31 December 2006) and public sector financing (€ 44.2 billion compared with € 46.2 billion as of 31 December 2006) were reduced.

**Breakdown of the loan portfolio**

as of 31.3.2007


Real estate financing
Non target business
9 %
Real estate financing
Target business
53 %
Public sector
financing
38 %

Of the overall target real estate financing portfolio, Europe accounts for 79 %, primarily Germany, Great Britain, France and Scandinavia. America and Asia account for 13 %. In the portfolio break-down based on financed property types, office buildings and retail premises as well as commercial housing are predominant (in line with overall strategy).

**Real estate financing portfolio target business by regions**

as of 31.3.2007



Asia 3 %
Italy 2 %
Germany 37 %
Great Britain 14 %
CEE[1] 4 %
Other 4 %
The Netherlands 5 %
Spain 5 %
Scandinavia 6 %
France 10%
US 10 %


[1] The CEE mainly comprises Hungary, Poland and the Czech Republic.

**Real estate financing portfolio target business by type of property**

as of 31.3.2007



Hotels 4 %
Office buildings 36 %
Retail 24 %
Logistics/ warehousing 4 %
Other 8 %
Residential 24 %


The acquired new volume of business for real estate financing with professional investors and developers amounted to € 6.2 billion last quarter, and is thus higher than the corresponding previous year period (€ 5.2 billion). The performance of business in Germany has been particularly positive in this respect, but growth was also continued in most other regions. New commitments were made without compromising the strict requirements regarding risk and return, and thus will continue to ensure high portfolio quality in the long term. Spread over all new real estate financing transactions, the average return has been more than 13 % after tax.

### Development in the financial position

The total liabilities in the Hypo Real Estate International segment increased from € 132.1 billion as of 31 December 2006 to € 132.8 billion as of 31 March 2007.

## Commercial Real Estate – Germany

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 59 | 45 |
| Net interest income | in € million | 53 | 43 |
| Net commission income | in € million | 6 | 2 |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | – | – |
| Balance of other operating income/expenses | in € million | – | – |
| Expected loss | in € million | 17 | 14 |
| General administrative expenses | in € million | 12 | 11 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 30 | 20 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 17.8 | 15.7 |
| Volume of real estate financing[1] | in € billion | 24.2 | 23.2 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[2] | in € billion | 2.2 | 1.4 |

[1] Target business
[2] Real estate financing business excluding off-balance-sheet-business

The commercial real estate Germany platform comprises the German target real estate financing business of € 24.2 billion as of 31 March 2007. On the other hand, public sector financing and the non-target portfolio of German real estate financing are shown in the Commercial Real Estate segment under "other/consolidation". Net income before taxes of the platform increased appreciably from € 20 million in the first quarter of 2006 to € 30 million in the first quarter of 2007. This positive development has resulted from an increase in operating revenues, accompanied by an only moderate increase in expenses. The € 14 million increase in operating revenues to € 59 million is essentially attributable to the increase in net interest income to € 53 million (Q1 2006: € 43 million). Net interest income is benefiting mainly from the rise in new business, as a result of which the portfolio volume has increased to € 24.2 billion. The increase in net commission income is also attributable to the stronger new business and business with customer derivatives. General administrative expenses of € 12 million are virtually unchanged compared with the previous year, and demonstrate the further increase in the efficiency of the platform. The expected loss remained at a relatively low level, namely € 17 million, as a result of the good portfolio quality (Q1 2006: € 14 million).

## Commercial Real Estate – Europe

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 98 | 84 |
| Net interest income | in € million | 82 | 68 |
| Net commission income | in € million | 15 | 15 |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | – | – |
| Balance of other operating income/expenses | in € million | 1 | 1 |
| Expected loss | in € million | 16 | 16 |
| General administrative expenses | in € million | 22 | 20 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 60 | 48 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 25.5 | 26.6 |
| Volume of real estate financing | in € billion | 30.3 | 31.3 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[1] | in € billion | 2.7 | 2.9 |

[1] Real estate financing business excluding off-balance-sheet-business

The commercial real estate Europe platform comprises the European real estate financing business of € 30.3 billion as of 31 March 2007. Net income before taxes of the platform increased strongly from € 48 million to € 60 million. As a result of the € 14 million increase in net interest income, operating revenues improved from € 84 million to € 98 million. This positive development is mainly attributable to the constantly high volume of new business, which has resulted in the portfolio increasing, not in comparison with the end of last year, but in comparison with the situation as of 31 March 2006. The expected loss remained constant compared with the previous year quarter, despite the higher loan portfolio and with reference to the reduced risk profile of the new business from the year 2006. The slightly increased general administrative expenses are attributable to the higher market penetration.

## Commercial Real Estate – America

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 38 | 37 |
| Net interest income | in € million | 25 | 28 |
| Net commission income | in € million | 12 | 9 |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | – | – |
| Balance of other operating income/expenses | in € million | 1 | – |
| Expected loss | in € million | 2 | 2 |
| General administrative expenses | in € million | 10 | 9 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 26 | 26 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 4.6 | 4.8 |
| Volume of real estate financing | in € billion | 5.7 | 6.2 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[1] | in € billion | 0.8 | 0.7 |

[1] Real estate financing business excluding off-balance-sheet-business

The commercial real estate America platform comprises the US real estate financing business of € 5.7 billion as of 31 March 2007. From this portfolio, the platform generated net income before taxes of € 26 million in the first quarter of 2007, which was unchanged compared with the previous year quarter. The individual items are also showing relatively constant development. Operating revenues increased by € 1 million to € 38 million as of 31 March 2007. Higher net commission income compensated for the decline in net interest income. The constantly low expected loss, namely € 2 million, confirms the high portfolio quality. The platform is benefiting from the fact that it correctly anticipated the economic slowdown on the US market for domestic buildings. The volume of new business is slightly higher than the corresponding previous year period.

## Commercial Real Estate – Asia

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 7 | 5 |
| Net interest income | in € million | 5 | 4 |
| Net commission income | in € million | 2 | 1 |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | – | – |
| Balance of other operating income/expenses | in € million | – | – |
| Expected loss | in € million | 1 | 1 |
| General administrative expenses | in € million | 3 | 3 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 3 | 1 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 1.6 | 1.4 |
| Volume of real estate financing | in € billion | 1.7 | 1.5 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[1] | in € billion | 0.5 | 0.2 |

[1] Real estate financing business excluding off-balance-sheet-business

The commercial real estate Asia platform comprises the Asian real estate financing business of € 1.7 billion as of 31 March 2007. With this platform, the Hypo Real Estate Group is continuing its strategy of expansion and is investing in moving markets of the future, which has also been demonstrated by the opening of the subsidiaries in India and Singapore during 2006. Net income before taxes in the platform increased by € 2 million to € 3 million. The increase in operating revenues is attributable to higher net interest income and net commission income. Net interest income is benefiting from portfolio growth, and net commission income is benefiting from stronger new business. Expected loss and general administrative expenses are unchanged compared with the previous year.

## Business segment Asset Finance & Asset Management

### Development in earnings

Since the beginning of the year, asset-based finance business outside real estate financing, capital markets activities including securitisation and asset management have been combined in the Asset Finance & Asset Management (formerly: Hypo Public Finance Bank). For this segment, the Group aims to achieve net income before taxes of between € 90 million and € 110 million for the current financial year. Return on equity after taxes is expected to be between 14.0 % and 15.0 %. The volume of new business for infrastructure and asset-based financing is expected to be more than € 3.0 billion.

The Asset Finance & Asset Management segment has made a very positive start to 2007. With net income before taxes of € 28 million in the first quarter of 2007, the Asset Finance & Asset Management segment was at the upper end of the pro-rata target range of € 23 million to € 28 million. Compared with the previous year quarter (Q1 2006: € 10 million), net income before taxes almost tripled. After taxes of € 6 million, net income for the segment was € 22 million (Q1 2006: € 8 million). This has resulted in a further improved return of 15.6 % after taxes (2006: 10.8 %). The volume of new business for infrastructure and asset-based financing was € 0.3 billion, and is thus lower than the pro-rata target.

**Net income before taxes**


in € million
Quarterly Figures
Budget
40
30
20
10
0
1
10
23–28
28
Q1 2005
Q1 2006
Q1 2007

Operating revenues of € 45 million continued the successful performance of last year, and more than doubled compared with the first quarter of 2006 (€ 21 million). This positive performance is reflected in all main types of revenue. Accordingly, net interest income increased from € 7 million in the first quarter of 2006 to € 20 million. The increase in net interest income is attributable to the growth of the portfolio volume, in which infrastructure and asset-based financing are becoming increasingly significant. The process of setting up securitisation business is also having a positive effect. Net commission income in the first three months of this

### Budget

| | | 1.1.–31.3.2007 | Budget 1/4 of 2007 | Budget 2007 |
|---|---|---|---|---|
| **Operating performance** | | | | |
| Net income/loss before taxes | in € million | 28 | 23 to 28 | 90 to 110 |
| **Key ratio** | | | | |
| Return on equity after taxes | in % | 15.6 | – | 14.0 to 15.0 |
| **Portfolio figure** | | | | |
| Volume of new business[1] | in € billion | 0.3 | > 0.8 | > 3.0 |

[1] Infrastructure/asset-based finance

## Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 45 | 21 |
| Net interest income | in € million | 20 | 7 |
| Net commission income | in € million | 7 | 2 |
| Net trading income | in € million | 15 | 11 |
| Net income from investments | in € million | 3 | 1 |
| Balance of other operating income/expenses | in € million | – | – |
| Provisions for losses on loans and advances | in € million | 1 | – |
| General administrative expenses | in € million | 16 | 11 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 28 | 10 |
| Net income/loss | in € million | 22 | 8 |
| **Key ratios** | | **1.1.–31.3.2007** | **1.1.–31.12.2006** |
| Return on equity after taxes | in % | 15.6 | 9.7 |
| Cost-income ratio (based on operating revenues) | in % | 35.6 | 47.9 |
| **Key indicators** | | **31.3.2007** | **31.12.2006** |
| Total volume of lending | in € billion | 4.7 | 5.2 |
| Risk assets compliant with BIS rules | in € billion | 5.9 | 4.3 |
| Core capital ratio compliant with BIS rules | in % | 6.3 | 8.4[1] |
| Employees | | 180 | 167 |
| | | **1.1.–31.3.2007** | **1.1.–31.3.2006** |
| Volume of new business[2] | in € billion | 0.3 | – |

[1] As per approved annual financial statements
[2] Infrastructure/asset-based finance

year amounted to € 7 million compared with € 2 million in the previous year quarter. This was attributable mainly to the much stronger asset management business. Net trading income improved by € 4 million to € 15 million (Q1 2006: € 11 million). This increase is attributable mainly to the expansion of the trading volume in securities and credit derivatives and the positive performance of the markets. The segment has benefited from increasing demand for structured and customised derivatives and financial products used by customers for managing interest, currency and credit risks.

Additions to provisions for losses on loans and advances of € 1 million for the reporting period exclusively comprised additions to portfolio-based allowances, and resulted from the portfolio growth in previous periods.

General administrative expenses increased from € 11 million in the first quarter of 2006 to € 16 million, and this is attributable to the expanded volume of business. Due to the much stronger growth in operating revenues, the cost-income ratio improved to 35.6 % (2006: 47.9 %), and reflects the much improved efficiency.

**Development in assets**

Assets in the Asset Finance & Asset Management segment increased by € 3.0 billion compared with the previous year period, to € 31.4 billion (31 December 2006: € 28.4 billion) and thus reflects the dynamic performance. As a result of overall business, assets consist to a large extent of trading assets. In 2006, trading activities expanded further, resulting in assets held for trading purposes increasing to € 13.6 billion (+ € 2.0 billion).

**Loan portfolio development** The loan portfolio, which compared with the total volume of lending used in accounting also included loan commitments and securities in the following, and which is also used as the basis for management, amounted to € 15.4 billion as of 31 March 2007 (31 December 2006: € 13.9 billion). Of this figure, € 15.0 billion has already been paid out. The portfolio consists of infrastructure and asset-based financing of € 2.0 billion (31 December 2006: € 1.9 billion), public finance incl. bonds and debt instruments of the subsidiary banks Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI) of € 9.7 billion (31 December 2006: € 8.8 billion) as well as other securities and receivables in the bank book of € 3.7 billion (31 December 2006: € 3.2 billion).

**Loan portfolio**

as of 31.3.2007


Infrastructure/ asset-based financing 13 %
Public sector financing 63%
Other securities and receivables in the bank book 24 %

The regional break-down of the loan portfolio is as follows: Europe (73 %), mainly Germany, Austria, Spain and Italy, as well as North America (24 %) and Asia (3 %). The portfolio breakdown according to customers and issuers is dominated by public institutions (33 %) and financial institutes (40 %).

The acquired new volume of business in the infrastructure and asset-based financing segment amounted to € 0.3 billion in the first quarter of 2007.

**Real estate financing portfolio by region**

as of 31.3.2007


Asia 3 %
North America 24 %
Europe 73 %

**Loan portfolio by customers and counterparties**

as of 31.3.2007


Structured finance 9 %
Corporates 18 %
Financial institutes 40 %
Public institutes 33 %

**Development in the financial position**

The total liabilities of the segment Asset Finance & Asset Management increased to € 30.8 million as of 31 March 2007 (31 December 2006: € 27.8 million). The focus on capital market business is also shown in liabilities held for trading purposes (+ € 0.5 billion). In addition, the rapidly expanding business has also resulted in a higher refinancing requirement. This is the main reason why promissory notes and other liabilities evidenced by securities have increased considerably compared with 31 December 2006.

## Asset Finance & Asset Management – Capital Markets

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 19 | 7 |
| Net interest income | in € million | 9 | 3 |
| Net commission income | in € million | – | – |
| Net trading income | in € million | 9 | 4 |
| Net income from investments | in € million | 1 | – |
| Balance of other operating income/expenses | in € million | – | – |
| Provisions for losses on loans and advances | in € million | – | – |
| General administrative expenses | in € million | 6 | 4 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 13 | 3 |
| **Key indicator** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 1.6 | 0.9 |

The capital markets platform comprises structuring and securitisation, financial services as well as trading & investment. With net income before taxes of € 13 million in the first quarter of 2007, the figure was higher than the previous year quarter (€ 3 million). Operating revenues increased by € 12 million compared with the corresponding previous year period, to € 19 million (Q1 2006: € 7 million). This increase is mainly attributable to net trading income of € 9 million (Q1 2006: € 4 million) and net interest income also of € 9 million (Q1 2006: € 3 million). Net trading income benefited from the increased volume of trading and the positive market performance. The process of setting up securitisation business had a positive impact on net interest income. Due to the expansion of overall business, general administrative expenses increased by € 2 million to € 6 million (Q1 2006: € 4 million).

## Asset Finance & Asset Management – Asset Management

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 11 | 6 |
| Net interest income | in € million | 2 | 2 |
| Net commission income | in € million | 6 | 2 |
| Net trading income | in € million | 4 | 2 |
| Net income from investments | in € million | –1 | – |
| Balance of other operating income/expenses | in € million | – | – |
| Provisions for losses on loans and advances | in € million | – | – |
| General administrative expenses | in € million | 5 | 4 |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 6 | 2 |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 1.4 | 0.9 |
| Assets under management/administration | in € billion | 31.5 | 31.7 |

The asset management platform combines asset management, the guaranteed investment contracts (GICs) as well as advisory, management and structuring of securitisation instruments. Net income before taxes of € 6 million has increased appreciably compared with the corresponding previous year period (Q1 2006: € 2 million). Operating revenues of € 11 million (Q1 2006: € 6 million) reached an impressive level in the first quarter of 2007. As was the case in the previous year, net interest income was € 2 million. Net commission income increased by € 4 million to € 6 million (Q1 2006: € 2 million). This mainly reflects the significant increase in the volume of assets under management. Net trading income doubled to € 4 million (Q1 2006: € 2 million), resulting mainly from business with guaranteed investment contracts. General administrative expenses of € 5 million were slightly higher than the figure for the corresponding previous year period (€ 4 million).

## Asset Finance & Asset Management – Asset Finance

### Key Financials

| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| **Operating performance** | | | |
| Operating revenues | in € million | 5 | – |
| Net interest income | in € million | 4 | – |
| Net commission income | in € million | 1 | – |
| Net trading income | in € million | – | – |
| Net income from investments | in € million | – | – |
| Balance of other operating income/expenses | in € million | – | – |
| Provisions for losses on loans and advances | in € million | 1 | – |
| General administrative expenses | in € million | 2 | – |
| Balance of other income/expenses | in € million | – | – |
| Net income/loss before taxes | in € million | 2 | – |
| **Key indicators** | | 31.3.2007 | 31.12.2006 |
| Risk assets compliant with BIS rules | in € billion | 1.9 | 1.6 |
| Volume of infrastructure/asset-based finance | in € billion | 2.0 | 1.9 |
| | | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
| Volume of new business[1] | in € billion | 0.3 | – |

[1] Infrastructure/asset-based finance

Asset-based finance business and infrastructure financing are combined in the asset finance platform. These financing forms have been distributed since mid 2006, and amounted to € 2.0 billion as of 31 March 2007. This successful start has also had a positive impact on the income statement: Net income before taxes amounted to € 2 million. Operating revenues comprise net interest income (€ 4 million) and net commission income (€ 1 million). General administrative expenses amounted to € 2 million in the first three months of 2007. A figure of € 1 million was allocated to provisions for losses on loans and advances; as expected, this item comprises portfolio-based allowances as a result of the growth in the portfolio.

## Summary

The Hypo Real Estate Group has completed a very successful first quarter in 2007. The growth seen in previous years has been continued and targets have been met. The positive development in assets, financial position and results of operations was attributable to both segments. A particularly positive performance has been achieved by the Asset Finance & Asset Management segment, which is benefiting from asset management business, new financing forms, off-balance-sheet business and expanded trading activities, and underlines the successful diversification strategy.

### Report on Related Party Transactions

Since 15 February 2007, Quadra Realty Trust, Inc., New York, has been listed on the New York stock exchange. The trust is administered by Hypo Real Estate Capital Corporation, the New York subsidiary of Hypo Real Estate Bank International. Within the framework of a sale of receivables, Hypo Real Estate Capital Corporation acquired 8,330,000 shares of the trust. Hypo Real Estate Capital Corporation generated a profit of € 2 million from the perspective of the Group as a result of the sale of the receivables. In addition, Hypo Real Estate Capital Corporation also received 600,000 shares of the trust as a commission payment. Overall, Hypo Real Estate Capital Corporation holds a 34.72 % stake in the trust as of 31 March 2007. These shares are accounted for using the equity method.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first quarter of 2007.

### Events after 31 March 2007

Manuela Better was appointed as member of the Management Board of Hypo Real Estate Bank International AG, Stuttgart, with effect from 1 April 2007. She had stepped down from the Management Board of Hypo Real Estate Bank AG, Munich, on 31 March 2007.

With the above exception, no reportable events took place after 31 March 2007.

## Risk-Oriented Group Management

### Introduction and overview

The implementation of the divisional steering concept supports the already practised central responsibility of the Group-wide system, consisting of risk identification, measurement, limitation, controlling and management at the organisational level. The following risk report contains the main changes compared with the risk report in the annual report for 2006; among other requirements, these changes have to be disclosed in accordance with the Transparency Implementation Act, which was adopted on 20 January 2007.

### Organisation, responsibilities and duties

**Organisation** The organisation of the risk management system is based on a matrix structure. Group-wide functional responsibility is handled by the units in the Holding to which the supporting local units of the bank report, in addition to their local reporting lines. Central committees are responsible for preparing decisions relating to risk strategy for the Holding Management Board and for adopting issues relevant for implementation, e.g. limits and methods. In the Holding and in the bank subsidiaries, all departments involved in the risk steering are reporting to the respective Chief Risk Officer.

**Responsibilities and duties** In addition to the business committees, responsible for new business steering which meet on bank level, the functional committees which are in charge of a uniform and integrated groupwide risk management have been consolidated on Group level. The committees meet on a regular basis, adopt decisions relating to the introduction of uniform methods, principles and policies for the Group and prepare fundamental decisions regarding a risk strategy for the Holding Management Board. The committees also have the following specific duties:

- Risk Management Committee (RMC): Monitoring and steering the risk profile of the Group in line with the risk strategy, under the leadership of the Group Chief Risk Officer.
- Group-Asset-Liability-Committee (ALCO): Optimisation of asset/liability management for the Group; adoption of resolutions concerning limit allocation for market and liquidity risks for the Group under the leadership of the member of the Group Management Board responsible for Capital Markets and Asset Liability Management.

### Group risk position and risk bearing capability

As a basis for business and risk steering, the business and risk strategy of the Group was adapted to divisional steering in the first quarter of 2007 and adopted in the Management Board of the Holding.

Within the scope of the quarterly Internal Capital Adequacy Assessment Process (ICAAP), where the banks' risk bearing capability is analysed by aggregating all material risks to the Group risk position and compared with the risk cover funds, an analysis of the planning period 2007/2008 was carried out in the first quarter of 2007. The results, which were discussed and adopted in the Risk Management Committee, continue to show a comfortable risk buffer for the Group, even under the assessed stress scenarios.

### Risk measurement, control and management of material risk categories in the Hypo Real Estate Group

**Credit risk** The credit portfolio of Hypo Real Estate Group declined slightly in the first quarter of 2007 from € 133.5 billion to € 132.2 billion. Real estate financing business accounts for € 72.6 billion of this figure, and has thus remained virtually constant compared with the end of 2006. The regional breakdown has not changed at all compared with 31. December 2006, and there has only been a minor change in the breakdown according to object-specific considerations.

In the autumn of 2006, Hypo Real Estate Group submitted an application to the bank supervisory authorities, requesting approval for using the internal methods and processes for credit risk steering in accordance with the so-called Advanced Internal Rating Based Approach as of January 2008. The supervisory review process necessary for approval commenced in March 2007.

**Market risk and liquidity risk** The aim of the market risk strategy of Hypo Real Estate Group is to ensure that the market risks associated with refinancing lending business are managed as efficiently as possible. The main componet of market risks in the Hypo Real Estate Group are interest rate risks. For calculation, the lending business, own issues, security investments and liquidity investments, derivative transactions and the trading book positions in Dublin as well as the scheduling functions for own funds, allowances and exceptional repayments are taken into account. The ten-day VaR, with a confidence level of 99% for the general interest risk, which is calculated on a daily basis throughout the Group, remains at the same low level as 2006, with an average of € 28 million for the first quarter (maximum € 43 million, minimum € 15 million). Regular backtesting confirms the statistical assumptions of the risk measurement model. The methods involved in the stress tests which are carried out monthly were improved and enhanced in the first quarter of 2007.

In accordance with the liquidity risk strategy of Hypo Real Estate Group, the overriding aim is to ensure that every individual bank in the Group is solvent at all times. This aim is monitored daily by a short-term and medium-term liquidity preview.

**Operational risk** Operational risk is an unavoidable consequence of the Group's daily operations. In order to support the early identification, analysis and definition of risk mitigation measures for operational risk, the basis of operational risk management was extended by the IT-based Risk Self Assessment (RSA), which was carried out throughout the Group for the first time. In the current internal and external climate, this has provided an overview of the potential risk scenarios and the impact of these scenarios on the Group.

The results which were presented to the Risk Management Committee do not indicate at present that there are any potentially significant operational risks.

In order to limit "model risks", which arise generally as a result of using simple models to represent complex product structures, the unit "Model Validation", set up in 2006, is now an efficient partner of the newly shaped "new product process" in the banks. Methodological support with model developments as well as the validation of models for credit- and counterparty risk measurement has been another focus of the unit.

**Strategic and other risks** In addition to diversification of revenue flows, the purposes of consolidating the internal processes and functions by implementing the matrix organisation across the legal units is also to limit the strategic risk. A lean and uniform organisational structure is thus able to respond more rapidly and more efficiently to changes as they occur, for instance in the competitive environment.

The data protection stipulations valid throughout the Group as well as the code of conduct were revised in the first quarter of 2007 to actively limit reputation risks.

### Summary and outlook

The risk management and steering units in the Holding have central responsibility for the entire Hypo Real Estate Group; this means that the consistent Group-wide risk management and steering system will support the process of optimising the risk/return ratio as a major component of overall bank steering in an even more efficient manner.

The second quarter of 2007 will focus on a successful completion of the supervisory review process which was commenced in March 2007 in order to obtain approval of the IRBA approach for credit risk measurement in accordance with Basel II.

**Macro-economic conditions**

All the signs are still pointing to growth for Germany and for Europe. The forecast for the whole of 2007 for Germany has been considerably upgraded – to approx. 2.5 % at present. In particular, the increase in employment should also form a sound basis for growth in private consumption. However, there is already evidence of shortages of specialists on the labour market, and this might have the effect of retarding growth. On the other hand, the short-term prospects in the USA are somewhat muted. This is in line with market expectations that the European Central Bank, unlike the Federal Reserve system, will raise short-term rates in the near future.

**Sector-specific conditions**

**Commercial Real Estate** Innovations such as Real Estate Investment Trusts (REITs), which are being introduced in Great Britain and Germany, will increase the possibility of generating capital and this will result in additional liquidity on the market. Nevertheless, debt finance will continue to be very important because such investors also fund a certain percentage of their operations by debt, and overall this should ensure that demand remains stable.

**Asset Finance & Asset Management** The fierce debate concerning climate protection will boost demand for renewable energies. This will also result in stronger demand for financing for such projects. Collaboration with experienced investors with sustainable projects indicate that strong growth can be achieved in future. In Asset Management, new products such as European Commercial Real Estate Collateralised Debt Obligations will be launched on the market. Market research has already identified strong demand for these managed securitisations, which are based on subordinate real estate loans and a securitised bond. This is likely to result in further demand for asset managers specialising in the asset management of securitised receivables.

**Company-specific conditions**

The forecasts relating to the future development of the Hypo Real Estate Group are estimates which have been made on the basis of all information available at present. If the assumptions underlying the forecasts fail to materialise, or if risks – as detailed in the risk report – occur to an extent which has not been calculated, the actual results may differ from the currently expected results.

The development in net income in the first quarter of the current financial year has fully confirmed the expectations of the Management Board. The forecast report in the annual report 2006 contains more information about the opportunities and risks. The Management Board of Hypo Real Estate Holding AG is thus still forecasting consolidated net income before taxes of at least € 680 million for the full year. New business will have a positive impact in this respect; at year end, it is expected that new business will have reached the level of the very successful previous year. A figure of between 11 % and 12 % is still being assumed for return on equity after taxes at the end of the year.

# Consolidated Financial Statements

# Income Statement for the Period from 1 January to 31 March 2007

## Income/expenses

| in € million | Notes · Page | 1.1.–31.3.2007 | 1.1.–31.3.2006 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Interest income | | 1,831 | 1,683 | 148 | 8.8 |
| Interest expenses | | 1,614 | 1,486 | 128 | 8.6 |
| **Net interest income** | 9 · 42 | **217** | **197** | 20 | 10.2 |
| Provisions for losses on loans and advances | 10 · 42 | 34 | 43 | –9 | –20.9 |
| **Net interest income after provisions for losses on loans and advances** | | **183** | **154** | 29 | 18.8 |
| Commission income | | 50 | 45 | 5 | 11.1 |
| Commission expenses | | 8 | 11 | –3 | –27.3 |
| **Net commission income** | 11 · 42 | **42** | **34** | 8 | 23.5 |
| Net trading income | 12 · 42 | 15 | 11 | 4 | 36.4 |
| Net income from investments | 13 · 43 | 19 | 20 | –1 | –5.0 |
| General administrative expenses | 14 · 43 | 89 | 80 | 9 | 11.3 |
| Balance of other operating income/expenses | 15 · 43 | 2 | 2 | – | – |
| **Operating profit/loss** | | **172** | **141** | 31 | 22.0 |
| Balance of other income/expenses | | – | – | – | – |
| **Net income/loss before taxes** | | **172** | **141** | 31 | 22.0 |
| Taxes on income | 17 · 43 | 65 | 51 | 14 | 27.5 |
| thereof: Deferred taxes on capitalised losses carried forward | | 23 | 14 | 9 | 64.3 |
| **Net income/loss** | | **107** | **90** | 17 | 18.9 |
| **attributable to:** | | | | | |
| Equity holders (consolidated profit) | | 107 | 90 | 17 | 18.9 |
| Minority interest | | – | – | – | – |
| | | **107** | **90** | 17 | 18.9 |

## Earnings per share

| in € | Notes · Page | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|---|
| Earnings per share | 18 · 43 | 0.80 | 0.67 |
| Earnings per share[1] | 18 · 43 | 0.97 | 0.78 |

[1] Excluding the effects from capitalised losses carried forward

Balance Sheet as of 31 March 2007

## Assets

| in € million | Notes · Page | 31.3.2007 | 31.12.2006 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Cash reserve | | 334 | 648 | −314 | −48.5 |
| Assets held for trading purposes | 19 · 44 | 13,644 | 11,630 | 2,014 | 17.3 |
| Placements with, and loans and advances to, other banks | 20 · 44 | 18,537 | 18,010 | 527 | 2.9 |
| Loans and advances to customers | 21 · 44 | 79,711 | 81,602 | −1,891 | −2.3 |
| Allowances for losses on loans and advances | 23 · 45 | −964 | −940 | −24 | −2.6 |
| Investments | 24 · 45 | 43,750 | 41,287 | 2,463 | 6.0 |
| Intangible assets | | 68 | 69 | −1 | −1.4 |
| Property, plant and equipment | | 73 | 46 | 27 | 58.7 |
| Other assets | 25 · 45 | 6,053 | 5,682 | 371 | 6.5 |
| Income tax assets | 26 · 45 | 3,634 | 3,559 | 75 | 2.1 |
| **Total assets** | | **164,840** | **161,593** | 3,247 | 2.0 |

## Equity and liabilities

| in € million | Notes · Page | 31.3.2007 | 31.12.2006 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Deposits from other banks | 27 · 46 | 24,276 | 24,609 | −333 | −1.4 |
| Amounts owed to other depositors | 28 · 46 | 13,225 | 12,225 | 1,000 | 8.2 |
| Promissory notes and other liabilities evidenced by securities | 29 · 46 | 104,641 | 102,511 | 2,130 | 2.1 |
| Liabilities held for trading purposes | 30 · 46 | 6,252 | 5,745 | 507 | 8.8 |
| Provisions | 31 · 46 | 59 | 55 | 4 | 7.3 |
| Other liabilities | 32 · 46 | 8,346 | 8,551 | −205 | −2.4 |
| Income tax liabilities | 33 · 46 | 2,309 | 2,190 | 119 | 5.4 |
| Subordinated capital | 34 · 47 | 2,254 | 2,262 | −8 | −0.4 |
| **Liabilities** | | **161,362** | **158,148** | 3,214 | 2.0 |
| **Equity attributable to equity holders** | | 3,478 | 3,445 | 33 | 1.0 |
| Subscribed capital | | 402 | 402 | – | – |
| Additional paid-in capital | | 3,319 | 3,319 | – | – |
| Retained earnings | | 954 | 641 | 313 | 48.8 |
| Revaluation reserve | | −1,507 | −1,460 | −47 | −3.2 |
| AfS reserve | | −44 | −44 | – | – |
| Cash flow hedge reserve | | −1,463 | −1,416 | −47 | −3.3 |
| Consolidated profit 2006 | | 202 | 542 | −340 | −62.7 |
| Consolidated profit 1.1.–31.3.2007 | | 107 | – | 107 | – |
| Profit carried forward from prior year | | 1 | 1 | – | – |
| **Minority interest in equity** | | – | – | – | – |
| **Equity** | | 3,478 | 3,445 | 33 | 1.0 |
| **Total equity and liabilities** | | **164,840** | **161,593** | 3,247 | 2.0 |

## Equity

| in € million | 2007 | 2006 |
|---|---|---|
| **Balance at 1.1.** | **3,445** | **3,079** |
| Subscribed capital | – | – |
| Additional paid-in capital | – | – |
| Retained earnings | 313 | 109 |
| Revaluation reserve | –47 | –22 |
| AfS reserve | – | –162 |
| Cash flow hedge reserve | –47 | 140 |
| Consolidated profit from previous year | –340 | –111 |
| Consolidated profit 1.1.–31.3. | 107 | 90 |
| Profit carried forward from prior year | – | – |
| Minority interest | – | – |
| **Balance at 31.3.** | **3,478** | **3,145** |

The Management Board of Hypo Real Estate Holding AG will propose to the Annual General Meeting on 23 May 2007 that, out of the net income of € 386 million for 2006 of Hypo Real Estate Holding AG, € 201 million, or € 1.50 per share, should be paid out to the shareholders in the form of a dividend.

## Cash Flow Statement

| in € million | 2007 | 2006 |
|---|---|---|
| **Cash and cash equivalents at 1.1.** | **648** | **182** |
| Cash flow from operating activities | 2,321 | 183 |
| Cash flow from investing activities | –2,628 | –486 |
| Cash flow from financing activities | 8 | 212 |
| Effects of exchange rate changes and non-cash valuation changes | –15 | 4 |
| **Cash and cash equivalents at 31.3.** | **334** | **95** |

## 1 Principles

Hypo Real Estate Bank Holding AG has prepared its interim financial statements for the period ended 31 March 2007 in accordance with the International Financial Reporting Standards (IFRS) and in line with the EC Ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315 a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IAS 39 regarding fair value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements have also taken account of the German Accounting Standards (DRS), published by the Deutschen Rechnungslegungs Standards Committee (DRSC), if this does not contradict the IFRS.

**Applied IFRS** The Hypo Real Estate Group applies all mandatory standards. In addition, these consolidated financial statements follow the mandatory regulations of the Accounting Law Reform Act.

The accounting and valuation methods applied as of 31 March 2007 are the same as those applied in the consolidated financial statements for 2006. IFRS 7 (Financial Instruments: Disclosures) is mandatory for those financial years which commence on or after 1 January 2007. IFRS 7 governs the disclosure of financial instruments, and replaces IAS 30 fully and IAS 32 partially. The initial application has resulted in an extension to the disclosures in the notes.

## 2 Consolidation

Compared with the group of consolidated companies described in the consolidated financial statements for the period ended 31 December 2006, the group of consolidated companies of Hypo Real Estate Holding AG was extended to include the following companies as of 1 January 2007:

- IMMO Immobilien Management GmbH & Co. KG, Munich
- Ragnarök Vermögensverwaltung AG & Co. KG, Munich

Both companies are subsidiaries of Hypo Real Estate Bank AG, Munich. The business of both companies focuses on achieving optimum management of their real estate holdings. As a result of the initial consolidation, total assets increased by € 123 million and no goodwill has resulted.

Quadra Realty Trust, Inc., New York, was accounted for using the equity method starting 15 February 2007. Quadra Realty Trust, Inc. is a commercial real estate financing company which is qualified as a real estate investment trust (REIT) in accordance with US Income tax law, and is listed on the New York Stock Exchange. Hypo Real Estate Capital Corporation, New York, held a stake totalling 34.72 % in Quadra Realty Trust, Inc on 31 March 2007. Of this figure, 33.33 % resulted from the sale of receivables to Quadra Realty Trust, Inc., and the remaining shares resulted from the payment of a commission. Low goodwill resulted from the fact that the company was accounted for using the equity method. The carrying amount of the company accounted for using the equity method was € 93 million as of 31 March 2007. The shares of companies accounted for using the equity method is shown in net interest income.

On 3 January 2007, the subsidiary Hypo Real Estate Capital Ltd., London, was renamed Flint Nominees Limited, London.

## Segment reporting

### 3 Notes to segment reporting by business segment (primary segmenting)

As a result of the re-organisation of the Group into the Group structure which has been applicable since the beginning of 2007 and which was described in the annual report for 2006, the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group. These segments correspond to the future organisation structure of the Group, under which the Management Board manages the **Hypo Real Estate Group (HREG)** on the basis of a management information system.

**Commercial Real Estate (CRE)** This segment combines the International and German Real Estate financing businesses to form a Commercial Real Estate segment. It comprises the two predecessor segments Hypo Real Estate International and Hypo Real Estate Germany. In particular, it comprises the real estate financing business of the German, European, American and Asian units of the Group. The Commercial Real Estate segment comprises the contributions to earnings made by the following fully consolidated companies (excl. special purpose vehicles):

- Flint Nominees Limited, London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- IMMO Immobilien Management GmbH & Co. KG, Munich
- Ragnarök Vermögensverwaltung AG & Co. KG, Munich
- WH-Erste Grundstücks GmbH & Co. KG, Schönefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld

The **Asset Finance & Asset Management (AF&AM)** corresponds to the former segment Hypo Public Finance Bank. This segment comprises capital markets, asset management and infrastructure and asset-based financing. The Asset Finance & Asset Management segment comprises the contributions to earnings made by the following fully consolidated companies (excl. special purpose vehicles):

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

Transactions between segments are carried out on an arm's length basis. The **"Other/consolidation"** segment includes consolidation transactions as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich.

## 4 Income statement, broken down by business segment

**Income/expenses**

| in € million | | CRE | AF&AM | Other/ consolidation | HREG |
|---|---|---|---|---|---|
| Net interest income | 1.1.–31.3.2007 | 201 | 20 | –4 | 217 |
| | 1.1.–31.3.2006 | 195 | 7 | –5 | 197 |
| Provisions for losses on loans and advances | 1.1.–31.3.2007 | 33 | 1 | – | 34 |
| | 1.1.–31.3.2006 | 43 | – | – | 43 |
| **Net interest income after provisions for losses on loans and advances** | 1.1.–31.3.2007 | **168** | **19** | **–4** | **183** |
| | 1.1.–31.3.2006 | **152** | **7** | **–5** | **154** |
| Net commission income | 1.1.–31.3.2007 | 35 | 7 | – | 42 |
| | 1.1.–31.3.2006 | 32 | 2 | – | 34 |
| Net trading income | 1.1.–31.3.2007 | – | 15 | – | 15 |
| | 1.1.–31.3.2006 | – | 11 | – | 11 |
| Net income from investments | 1.1.–31.3.2007 | 16 | 3 | – | 19 |
| | 1.1.–31.3.2006 | 19 | 1 | – | 20 |
| General administrative expenses | 1.1.–31.3.2007 | 65 | 16 | 8 | 89 |
| | 1.1.–31.3.2006 | 62 | 11 | 7 | 80 |
| Balance of other operating income/expenses | 1.1.–31.3.2007 | 2 | – | – | 2 |
| | 1.1.–31.3.2006 | 1 | – | 1 | 2 |
| **Operating profit/loss** | 1.1.–31.3.2007 | **156** | **28** | **–12** | **172** |
| | 1.1.–31.3.2006 | **142** | **10** | **–11** | **141** |
| Balance of other income/expenses | 1.1.–31.3.2007 | – | – | – | – |
| | 1.1.–31.3.2006 | – | – | – | – |
| **Net income/loss before taxes** | 1.1.–31.3.2007 | **156** | **28** | **–12** | **172** |
| | 1.1.–31.3.2006 | **142** | **10** | **–11** | **141** |
| Taxes on income[1] | 1.1.–31.3.2007 | 36 | 6 | – | 42 |
| | 1.1.–31.3.2006 | 35 | 2 | – | 37 |
| **Net income/loss[1]** | 1.1.–31.3.2007 | **120** | **22** | **–12** | **130** |
| | 1.1.–31.3.2006 | **107** | **8** | **–11** | **104** |

[1] Excluding the effects from capitalised losses carried forward totalling € 23 million in HREG (Q1 2006: € 14 million)

**Commercial Real Estate**
**Income/expenses**

| in € million | | CRE Germany | CRE Europe | CRE America | CRE Asia | Other/ consolidation | CRE |
|---|---|---|---|---|---|---|---|
| Net interest income | 1.1.–31.3.2007 | 53 | 82 | 25 | 5 | 36 | 201 |
| | 1.1.–31.3.2006 | 43 | 68 | 28 | 4 | 52 | 195 |
| Provisions for losses on loans and advances[1] | 1.1.–31.3.2007 | 17 | 16 | 2 | 1 | –3 | 33 |
| | 1.1.–31.3.2006 | 14 | 16 | 2 | 1 | 10 | 43 |
| **Net interest income after provisions for losses on loans and advances** | 1.1.–31.3.2007 | **36** | **66** | **23** | **4** | **39** | **168** |
| | 1.1.–31.3.2006 | **29** | **52** | **26** | **3** | **42** | **152** |
| Net commission income | 1.1.–31.3.2007 | 6 | 15 | 12 | 2 | – | 35 |
| | 1.1.–31.3.2006 | 2 | 15 | 9 | 1 | 5 | 32 |
| Net trading income | 1.1.–31.3.2007 | – | – | – | – | – | – |
| | 1.1.–31.3.2006 | – | – | – | – | – | – |
| Net income from investments | 1.1.–31.3.2007 | – | – | – | – | 16 | 16 |
| | 1.1.–31.3.2006 | – | – | – | – | 19 | 19 |
| General administrative expenses | 1.1.–31.3.2007 | 12 | 22 | 10 | 3 | 18 | 65 |
| | 1.1.–31.3.2006 | 11 | 20 | 9 | 3 | 19 | 62 |
| Balance of other operating income/expenses | 1.1.–31.3.2007 | – | 1 | 1 | – | – | 2 |
| | 1.1.–31.3.2006 | – | 1 | – | – | – | 1 |
| **Operating profit/loss** | 1.1.–31.3.2007 | **30** | **60** | **26** | **3** | **37** | **156** |
| | 1.1.–31.3.2006 | **20** | **48** | **26** | **1** | **47** | **142** |
| Balance of other income/expenses | 1.1.–31.3.2007 | – | – | – | – | – | – |
| | 1.1.–31.3.2006 | – | – | – | – | – | – |
| **Net income/loss before taxes** | 1.1.–31.3.2007 | **30** | **60** | **26** | **3** | **37** | **156** |
| | 1.1.–31.3.2006 | **20** | **48** | **26** | **1** | **47** | **142** |

[1] Platform: Expected loss

**Asset Finance & Asset Management**
**Income/expenses**
in € million

| | | Capital Markets | Asset Management | Asset Finance | Other/ consolidation | AF&AM |
|---|---|---|---|---|---|---|
| Net interest income | 1.1.–31.3.2007 | 9 | 2 | 4 | 5 | 20 |
| | 1.1.–31.3.2006 | 3 | 2 | – | 2 | 7 |
| Provisions for losses on loans and advances | 1.1.–31.3.2007 | – | – | 1 | – | 1 |
| | 1.1.–31.3.2006 | – | – | – | – | – |
| **Net interest income after provisions for losses on loans and advances** | 1.1.–31.3.2007 | **9** | **2** | **3** | **5** | **19** |
| | 1.1.–31.3.2006 | **3** | **2** | **–** | **2** | **7** |
| Net commission income | 1.1.–31.3.2007 | – | 6 | 1 | – | 7 |
| | 1.1.–31.3.2006 | – | 2 | – | – | 2 |
| Net trading income | 1.1.–31.3.2007 | 9 | 4 | – | 2 | 15 |
| | 1.1.–31.3.2006 | 4 | 2 | – | 5 | 11 |
| Net income from investments | 1.1.–31.3.2007 | 1 | –1 | – | 3 | 3 |
| | 1.1.–31.3.2006 | – | – | – | 1 | 1 |
| General administrative expenses | 1.1.–31.3.2007 | 6 | 5 | 2 | 3 | 16 |
| | 1.1.–31.3.2006 | 4 | 4 | – | 3 | 11 |
| Balance of other operating income/expenses | 1.1.–31.3.2007 | – | – | – | – | – |
| | 1.1.–31.3.2006 | – | – | – | – | – |
| **Operating profit/loss** | 1.1.–31.3.2007 | **13** | **6** | **2** | **7** | **28** |
| | 1.1.–31.3.2006 | **3** | **2** | **–** | **5** | **10** |
| Balance of other income/expenses | 1.1.–31.3.2007 | – | – | – | – | – |
| | 1.1.–31.3.2006 | – | – | – | – | – |
| **Net income/loss before taxes** | 1.1.–31.3.2007 | **13** | **6** | **2** | **7** | **28** |
| | 1.1.–31.3.2006 | **3** | **2** | **–** | **5** | **10** |

## 5 Key ratios, broken down by business segment

**Key ratios**

| in % | | CRE | AF&AM | HREC |
|---|---|---|---|---|
| Cost-income ratio (based on operating revenues) | 1.1.–31.3.2007 | 25.6 | 35.6 | 30.2 |
| | 1.1.–31.12.2006 | 25.6 | 47.9 | 31.0 |
| Return on equity after taxes[1] | 1.1.–31.3.2007 | 11.6 | 15.6 | 11.6 |
| | 1.1.–31.12.2006 | 10.8 | 9.7 | 9.9 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

## 6 Balance sheet figures, broken down by business segment

**Assets und Liabilities**

| in € million | | CRE | AF&AM | Other/ consolidation | HREC |
|---|---|---|---|---|---|
| Total assets | 31.3.2007 | 135,959 | 31,435 | –2,554 | 164,840 |
| | 31.12.2006 | 135,204 | 28,404 | –2,015 | 161,593 |
| Total liabilities | 31.3.2007 | 132,772 | 30,830 | –2,240 | 161,362 |
| | 31.12.2006 | 132,060 | 27,824 | –1,736 | 158,148 |

**Volume of lending**

| in € million | | CRE | AF&AM | Other/ consolidation | HREG |
|---|---|---|---|---|---|
| Loans and advances to other banks | 31.3.2007 | 10,759 | 1,332 | –459 | 11,632 |
| | 31.12.2006 | 11,063 | 892 | –460 | 11,495 |
| Loans and advances to customers | 31.3.2007 | 76,425 | 3,286 | – | 79,711 |
| | 31.12.2006 | 77,385 | 4,236 | –19 | 81,602 |
| Contingent liabilities | 31.3.2007 | 1,198 | 74 | – | 1,272 |
| | 31.12.2006 | 1,658 | 73 | – | 1,731 |
| **Total** | 31.3.2007 | **88,382** | **4,692** | **–459** | **92,615** |
| | 31.12.2006 | **90,106** | **5,201** | **–479** | **94,828** |

## 7 Total allowances for losses on loans and advances, broken down by business segment

**Total allowances for losses on loans and advances**

| in € million | | CRE | AF&AM | HREG |
|---|---|---|---|---|
| Total allowances for losses on loans and advances | 31.3.2007 | 972 | 4 | 976 |
| | 31.12.2006 | 950 | 3 | 953 |

## 8 Key capital ratios [based on German Commercial Code (HGB)] broken down by business segment

Calculated in accordance with the Basel recommendation on equity, the equity funds based on approved annual financial statements, the risk-weighted assets and the market risk positions as of 31 March 2007 were as follows:

**Equity funds[1]**

| in € million | | CRE | AF&AM | HREG |
|---|---|---|---|---|
| Core capital | 31.3.2007 | 4,232 | 375 | 4,651 |
| | 31.12.2006[2] | 4,124 | 364 | 4,632 |
| Supplementary capital | 31.3.2007 | 1,492 | 514 | 1,979 |
| | 31.12.2006[2] | 1,528 | 516 | 2,017 |
| **Equity capital** | 31.3.2007 | 5,724 | 889 | 6,630 |
| | 31.12.2006[2] | 5,652 | 880 | 6,649 |
| Tier III capital | 31.3.2007 | – | – | – |
| | 31.12.2006[2] | – | – | – |
| **Total** | 31.3.2007 | **5,724** | **889** | **6,630** |
| | 31.12.2006[2] | **5,652** | **880** | **6,649** |

[1] Consolidated according to section 10a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

**Risk-weighted assets**

| in € billion | | CRE | AF&AM | HREG |
|---|---|---|---|---|
| On-balance-sheet assets | 31.3.2007 | 58.8 | 5.0 | 63.5 |
| | 31.12.2006 | 57.5 | 3.7 | 61.1 |
| Off-balance-sheet assets | 31.3.2007 | 4.9 | 0.5 | 5.4 |
| | 31.12.2006 | 4.6 | 0.4 | 5.1 |
| Counterparty risks in the trading book | 31.3.2007 | – | 0.4 | 0.4 |
| | 31.12.2006 | – | 0.2 | 0.2 |
| **Total** | 31.3.2007 | **63.7** | **5.9** | **69.3** |
| | 31.12.2006 | **62.1** | **4.3** | **66.4** |

**Commercial Real Estate**
**Risk-weighted assets**
in € billion

| | | CRE Germany | CRE Europe | CRE America | CRE Asia | CRE |
|---|---|---|---|---|---|---|
| Risk-weighted assets | 31.3.2007 | 17.8 | 25.5 | 4.6 | 1.6 | 63.7 |
| | 31.12.2006 | 15.7 | 26.6 | 4.8 | 1.4 | 62.1 |

**Asset Finance & Asset Management**
**Risk-weighted assets**
in € billion

| | | Capital Markets | Asset Management | Asset Finance | AF&AM |
|---|---|---|---|---|---|
| Risk-weighted assets | 31.3.2007 | 1.6 | 1.4 | 1.9 | 5.9 |
| | 31.12.2006 | 0.9 | 0.9 | 1.6 | 4.3 |

**Market risk positions**

| in € million | | CRE | AF&AM | HREG |
|---|---|---|---|---|
| Currency risks | 31.3.2007 | 74 | 1 | 75 |
| | 31.12.2006 | 47 | 1 | 48 |
| Interest rate risks | 31.3.2007 | – | 316 | 316 |
| | 31.12.2006 | – | 330 | 330 |
| Risks from equity securities | 31.3.2007 | – | 14 | 14 |
| | 31.12.2006 | – | 8 | 8 |
| **Total** | 31.3.2007 | **74** | **331** | **405** |
| | 31.12.2006 | **47** | **339** | **386** |

The resulting ratios as of 31 March 2007, based on approved financial statements, were thus as follows:

**Capital ratios**

| in % | | CRE | AF&AM | HREG |
|---|---|---|---|---|
| Core capital ratio | 31.3.2007 | 6.6 | 6.3 | 6.7 |
| | 31.12.2006[1] | 6.7 | 8.4 | 7.0 |
| Equity capital ratio | 31.3.2007 | 9.0 | 15.0 | 9.6 |
| | 31.12.2006[1] | 9.1 | 20.3 | 10.0 |
| Equity funds ratio | 31.3.2007 | 8.9 | 8.8 | 8.9 |
| | 31.12.2006[1] | 9.0 | 10.3 | 9.3 |

[1] As per approved annual financial statements and after profit distribution

The capital ratios were calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios have been calculated independently on a voluntary basis.

## 9 Net interest income

| Net interest income, broken down by categories of income/expenses in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| **Interest income** | **1,831** | **1,683** |
| Lending and money-market business | 1,397 | 1,351 |
| Fixed-income securities and government-inscribed debt | 434 | 331 |
| Companies valued at equity | – | – |
| Other | – | 1 |
| **Interest expenses** | **1,614** | **1,486** |
| Deposits | 359 | 424 |
| Promissory notes and other liabilities evidenced by securities | 1,038 | 829 |
| Subordinated capital | 32 | 31 |
| Current result from swap transactions (balance of interest income and interest expenses) | 182 | 202 |
| Result from hedge accounting | 3 | – |
| Result from hedging instruments | 47 | 83 |
| Result from hedged items | –44 | –83 |
| **Total** | **217** | **197** |

**Interest margins**

| in € million | 31.3.2007 | 31.3.2006 |
|---|---|---|
| Average risk assets according to BIS | 67,300 | 56,909 |
| **based on average risk assets according to BIS[1] (in %)** | **1.29** | **1.38** |
| Average volume of business | 162,675 | 151,964 |
| **based on average volume of business[2] (in %)** | **0.53** | **0.52** |

[1] Net interest income/average risk assets according to BIS
[2] Net interest income/average volume of business

Interest income attributable to dFVTPL financial assets amounted to € 38 million (Q1 2006: € 27 million). Interest income of € 1,793 million (Q1 2006: € 1,656 million) was generated with the other assets. Because liabilities were not designated in the category dFVTPL, the entire interest expense was attributable to financial liabilities which were shown at amortised cost of purchase.

Net interest includes income of € 6 million (Q1 2006: € 7 million) attributable to the time-related increase in the present value of impaired receivables.

## 10 Provisions for losses on loans and advances

| Provisions for losses on loans and advances in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Additions | 40 | 46 |
| Allowances for losses on loans and advances | 40 | 46 |
| Loan-loss provisions | – | – |
| Releases | –5 | –3 |
| Allowances for losses on loans and advances | –5 | –3 |
| Loan-loss provisions | – | – |
| Recoveries from write-offs of loans and advances | –1 | – |
| **Total** | **34** | **43** |

## 11 Net commission income

| Net commission income in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Securities and custodial services | –1 | –1 |
| Lending operations and other service operations | 43 | 35 |
| **Total** | **42** | **34** |

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss. Asset management accounted for commission income of € 6 million (2005: € 2 million) and did not account for any commission expenses in the current year nor in the equivalent previous year period.

## 12 Net trading income

| Net trading income in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| from other equity instruments and related derivatives | 2 | 4 |
| from interest rate instruments and related derivatives | 5 | 3 |
| from credit risk instruments and related derivatives | 8 | 4 |
| **Total** | **15** | **11** |

## 13 Net income from investments

**Net income from investments**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Income from investments | 22 | 25 |
| Expenses from investments | 3 | 5 |
| **Total** | **19** | **20** |

Broken down according to valuation categories, net income from investments is as follows:

**Net income from investments by IAS 39 categories**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Held-to-maturity investments | 11 | – |
| Available-for-sale investments | 1 | 16 |
| dFVtPL investments | –16 | –30 |
| Derivatives related to dFVtPL investments | 20 | 33 |
| Result from hedge accounting | 3 | 1 |
| Result from hedging instruments | 79 | 133 |
| Result from hedged items | –76 | –132 |
| Result from investment properties | – | – |
| **Total** | **19** | **20** |

## 14 General administrative expenses

**General administrative expenses**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Personnel expenses | 57 | 49 |
| Wages and salaries | 49 | 42 |
| Social security costs | 6 | 5 |
| Pension expenses and related employee benefit costs | 2 | 2 |
| Other general administrative expenses | 28 | 27 |
| Depreciation/amortisation | 4 | 4 |
| on software and other intangible assets excluding goodwill | 3 | 3 |
| on property, plant and equipment | 1 | 1 |
| **Total** | **89** | **80** |

**Cost-income ratio**

| in % | 1.1.–31.3.2007 | 1.1.–31.12.2006 |
|---|---|---|
| Cost-income ratio (based on operating revenues) | 30.2 | 31.0 |

## 15 Balance of other operating income/expenses

**Balance of other operating income/expenses**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Other operating income | 5 | 4 |
| Other operating expenses | 3 | 2 |
| **Balance of other operating income/expenses** | **2** | **2** |

## 16 Operating revenues

**Operating revenues**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Net interest income | 217 | 197 |
| Net commission income | 42 | 34 |
| Net trading income | 15 | 11 |
| Net income from investments | 19 | 20 |
| Balance of other operating income/expenses | 2 | 2 |
| **Total** | **295** | **264** |

## 17 Taxes on income

**Breakdown**

| in € million | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Current taxes | 38 | 33 |
| Deferred taxes | 27 | 18 |
| thereof: Deferred taxes on capitalised losses carried forward | 23 | 14 |
| **Total** | **65** | **51** |

## 18 Earnings per share

**Earnings per share**

| | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Consolidated profit/loss (in € million) | 107 | 90 |
| Average number of shares | 134,072,175 | 134,072,175 |
| **Earnings per share (in €)** | **0.80** | **0.67** |

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

**Earnings per share**

| | 1.1.–31.3.2007 | 1.1.–31.3.2006 |
|---|---|---|
| Consolidated profit/loss[1] (in € million) | 130 | 104 |
| Average number of shares | 134,072,175 | 134,072,175 |
| **Earnings per share[1] (in €)** | **0.97** | **0.78** |

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statement, no calculation was made showing diluted earnings per share.

## 19 Assets held for trading purposes

**Assets held for trading purposes**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Debt securities and other fixed-income securities | 13,396 | 11,381 |
| Equity securities and other variable-yield securities | 66 | 66 |
| Positive fair values from derivative financial instruments | 182 | 183 |
| **Total** | **13,644** | **11,630** |

## 20 Placements with, and loans and advances to, other banks

**Placements with, and loans and advances to, other banks, broken down by type of business**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Loans and advances | 11,632 | 11,495 |
| Public sector loans | 10,241 | 10,455 |
| Real estate loans | 188 | 187 |
| Other loans and advances | 1,203 | 853 |
| Investments | 6,905 | 6,515 |
| **Total** | **18,537** | **18,010** |

**Placements with, and loans and advances to, other banks, broken down by maturities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Repayable on demand | 4,220 | 2,688 |
| With agreed maturities | 14,317 | 15,322 |
| up to 3 months | 3,713 | 4,967 |
| from 3 months to 1 year | 2,859 | 2,196 |
| from 1 year to 5 years | 6,020 | 6,422 |
| from 5 years and over | 1,725 | 1,737 |
| **Total** | **18,537** | **18,010** |

## 21 Loans and advances to customers

**Loans and advances to customers, broken down by type of business**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Loans and advances | 79,711 | 81,602 |
| Public sector loans | 14,634 | 16,470 |
| Real estate loans | 62,830 | 63,793 |
| Other loans and advances | 2,247 | 1,339 |
| Investments | – | – |
| **Total** | **79,711** | **81,602** |

**Loans and advances to customers, broken down by maturities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Unspecified terms | 611 | 714 |
| With agreed maturities | 79,100 | 80,888 |
| up to 3 months | 4,152 | 4,255 |
| from 3 months to 1 year | 7,605 | 7,229 |
| from 1 year to 5 years | 26,671 | 26,970 |
| from 5 years and over | 40,672 | 42,434 |
| **Total** | **79,711** | **81,602** |

Lendings to customers include dFVTPL-assets of € 431 million. The maximum credit risk of these receivables is not reduced by credit derivatives or similar instruments. The dFVTPL-receivables were shown for the first time in the first quarter of 2007. There was no significant change in the credit risk of these receivables during this period.

## 22 Volume of lending

**Volume of lending**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Loans and advances to other banks | 11,632 | 11,495 |
| Loans and advances to customers | 79,711 | 81,602 |
| Contingent liabilities | 1,272 | 1,731 |
| **Total** | **92,615** | **94,828** |

## 23 Allowances for losses on loans and advances

**Development**

| in € million | Individual allowances | Portfolio-based allowances | Total |
|---|---|---|---|
| **Balance at 1.1.2006** | **673** | **216** | **889** |
| Changes affecting income | 81 | 46 | 127 |
| Gross additions | 184 | 51 | 235 |
| Releases | –73 | –5 | –78 |
| Increase of the present value due to passage of time (unwinding) | –30 | – | –30 |
| Changes not affecting income | –26 | –50 | –76 |
| Use of existing loan-loss allowances | –149 | –23 | –172 |
| Effects of currency translations and other changes not affecting income | 123 | –27 | 96 |
| **Balance at 31.12.2006** | **728** | **212** | **940** |
| | | | |
| **Balance at 1.1.2007** | **728** | **212** | **940** |
| Changes affecting income | 12 | 17 | 29 |
| Gross additions | 23 | 17 | 40 |
| Releases | –5 | – | –5 |
| Increase of the present value due to passage of time (unwinding) | –6 | – | –6 |
| Changes not affecting income | –5 | – | –5 |
| Use of existing loan-loss allowances | –11 | – | –11 |
| Effects of currency translations and other changes not affecting income | 6 | – | 6 |
| **Balance at 31.3.2007** | **735** | **229** | **964** |

## 24 Investments

**Breakdown**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| HtM investments | 7,634 | 7,924 |
| Debt securities and other fixed-income securities | 7,634 | 7,924 |
| AfS investments | 31,916 | 29,581 |
| Shares in non-consolidated subsidiaries | 58 | 60 |
| Participating interests | 141 | 127 |
| Debt securities and other fixed-income securities | 31,711 | 29,388 |
| Equity securities and other variable-yield securities | 6 | 6 |
| dFVTPL investments | 4,081 | 3,782 |
| Debt securities and other fixed-income securities | 4,081 | 3,782 |
| Companies valued at equity | 93 | – |
| Investment properties | 26 | – |
| **Total** | **43,750** | **41,287** |

## 25 Other assets

**Other assets**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Positive fair values from derivative financial instruments | 5,574 | 5,221 |
| Other assets | 404 | 388 |
| Deferred charges and prepaid expenses | 18 | 16 |
| Capitalised excess cover of qualified insurance for pension provisions | 57 | 57 |
| **Total** | **6,053** | **5,682** |

## 26 Income tax assets

**Income tax assets**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Current tax assets | 117 | 121 |
| Deferred tax assets | 3,517 | 3,438 |
| **Total** | **3,634** | **3,559** |

## 27 Deposits from other banks

**Deposits from other banks by maturities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Repayable on demand | 889 | 193 |
| With agreed maturities | 23,387 | 24,416 |
| **Total** | **24,276** | **24,609** |

## 28 Amounts owed to other depositors

**Amounts owed to other depositors by maturities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Repayable on demand | 317 | 284 |
| With agreed maturities | 12,908 | 11,941 |
| **Total** | **13,225** | **12,225** |

## 29 Promissory notes and other liabilities evidenced by securities

**Promissory notes and other liabilities evidenced by securities, broken down by maturities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| With agreed maturities | | |
| up to 3 months | 11,040 | 12,239 |
| from 3 months to 1 year | 19,554 | 14,740 |
| from 1 year to 5 years | 46,548 | 45,766 |
| from 5 years and over | 27,499 | 29,766 |
| **Total** | **104,641** | **102,511** |

## 30 Liabilities held for trading purposes

**Liabilities held for trading purposes**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Negative fair values from derivative financial instruments | 204 | 211 |
| Equity-related transactions | – | 58 |
| Interest-/ and foreign-currency-based transactions | 160 | 106 |
| Credit-related transactions | 43 | 46 |
| Others | 1 | 1 |
| Other trading liabilities | 6,048 | 5,534 |
| **Total** | **6,252** | **5,745** |

## 31 Provisions

**Breakdown**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Restructuring provisions | 20 | 20 |
| Loan-loss provisions | 12 | 13 |
| Other provisions | 27 | 22 |
| thereof: Long-term liabilities to employees | 7 | 7 |
| **Total** | **59** | **55** |

With effect from 1 January 2005, the Hypo Real Estate Group protected itself against the main risk arising from the defined benefit pension commitments by taking out a "Qualified Insurance Policy" in accordance with IAS 19. The qualified insurance policy constitutes plan assets in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

## 32 Other liabilities

**Other liabilities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Negative fair values from derivative financial instruments | 7,683 | 7,989 |
| Other liabilities | 553 | 446 |
| Deferred income | 110 | 116 |
| **Total** | **8,346** | **8,551** |

## 33 Income tax liabilities

**Income tax liabilities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Current tax liabilities | 105 | 80 |
| Deferred tax liabilities | 2,204 | 2,110 |
| **Total** | **2,309** | **2,190** |

## 34 Subordinated capital

**Breakdown**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Subordinated liabilities | 1,695 | 1,703 |
| Participating certificates outstanding | 559 | 559 |
| **Total** | **2,254** | **2,262** |

## 35 Treasury stock

Neither Hypo Real Estate Holding AG nor any companies dependent on it or in which it owns a majority stake hold shares (treasury shares) of Hypo Real Estate Holding AG. There was no trading in treasury shares in the first quarter of 2007.

# Other Notes

## 36 Balance sheet in categories of financial assets and financial liabilites

**Assets**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Held for trading assets | 13,644 | 11,630 |
| dFVtPL assets | 4,512 | 3,782 |
| HtM assets | 7,634 | 7,924 |
| Loans and receivables | 96,853 | 98,672 |
| AfS assets | 32,249 | 30,229 |
| Hedging derivatives | 5,574 | 5,221 |
| Non financial assets | 4,374 | 4,135 |
| **Total assets** | **164,840** | **161,593** |

**Liabilities**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| Held for trading liabilities | 6,252 | 5,745 |
| dFVtPL liabilities | – | – |
| Financial liabilities measured at amortised cost | 144,848 | 141,898 |
| Hedging derivatives | 7,683 | 7,989 |
| Non financial liabilities | 6,057 | 5,961 |
| **Total liabilities** | **164,840** | **161,593** |

## 37 Contingent liabilities and other commitments

**Contingent liabilities and other commitments**

| in € million | 31.3.2007 | 31.12.2006 |
|---|---|---|
| **Contingent liabilities**[1] | **1,272** | **1,731** |
| Guarantees and indemnity agreements | 1,272 | 1,731 |
| Loan guarantees | 132 | 368 |
| Performance guarantees and indemnities | 1,098 | 1,314 |
| Documentary credits | 42 | 49 |
| **Other commitments** | **10,117** | **11,216** |
| Irrevocable loan commitments | 10,082 | 11,178 |
| Book credits | 1,058 | 1,054 |
| Guarantees | 252 | 192 |
| Mortgage and public sector loans | 8,772 | 9,932 |
| Other commitments | 35 | 38 |
| **Total** | **11,389** | **12,947** |

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

**Hypo Real Estate Group**

| | | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|---|
| **Operating performance** | | | | | | |
| Operating revenues | in € million | 264 | 266 | 270 | 282 | 295 |
| Net interest income | in € million | 197 | 198 | 208 | 208 | 217 |
| Net commission income | in € million | 34 | 35 | 33 | 43 | 42 |
| Net trading income | in € million | 11 | 6 | 14 | 7 | 15 |
| Net income from investments | in € million | 20 | 26 | 14 | 26 | 19 |
| Balance of other operating income/expenses | in € million | 2 | 1 | 1 | −2 | 2 |
| Provisions for losses on loans and advances | in € million | 43 | 44 | 36 | 36 | 34 |
| General administrative expenses | in € million | 80 | 79 | 86 | 90 | 89 |
| Balance of other income/expenses (exluding restructuring expenses) | in € million | – | – | – | – | – |
| Net income/loss before taxes (excluding restructuring expenses) | in € million | 141 | 143 | 148 | 156 | 172 |
| Restructuring expenses | in € million | – | – | – | 17 | – |
| Net income/loss before taxes | in € million | 141 | 143 | 148 | 139 | 172 |
| Net income/loss[1] | in € million | 104 | 105 | 109 | 111 | 130 |
| **Key indicators** | | | | | | |
| Total volume of lending | in € billion | 91.7 | 91.4 | 93.9 | 94.8 | 92.6 |
| Risk assets compliant with BIS rules | in € billion | 58.1 | 59.8 | 64.8 | 66.4 | 69.3 |
| Core capital ratio compliant with BIS rules | in % | 7.6 | 7.4 | 6.9 | 7.0[2] | 6.7 |
| Volume of new business[3] | in € billion | 5.2 | 6.6 | 6.5 | 10.2 | 6.5 |
| Employees | | 1,176 | 1,172 | 1,206 | 1,229 | 1,234 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

**Commercial Real Estate**

| | | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|---|
| **Operating performance** | | | | | | |
| Operating revenues | in € million | 247 | 242 | 250 | 267 | 254 |
| Net interest income | in € million | 195 | 194 | 205 | 201 | 201 |
| Net commission income | in € million | 32 | 27 | 29 | 39 | 35 |
| Net trading income | in € million | – | – | – | – | – |
| Net income from investments | in € million | 19 | 22 | 14 | 26 | 16 |
| Balance of other operating income/expenses | in € million | 1 | −1 | 2 | 1 | 2 |
| Provisions for losses on loans and advances | in € million | 43 | 43 | 36 | 34 | 33 |
| General administrative expenses | in € million | 62 | 60 | 66 | 70 | 65 |
| Balance of other income/expenses | in € million | – | – | – | – | – |
| Net income/loss before taxes | in € million | 142 | 139 | 148 | 163 | 156 |
| Net income/loss[1] | in € million | 107 | 105 | 111 | 138 | 120 |
| **Key indicators** | | | | | | |
| Total volume of lending | in € billion | 89.3 | 89.1 | 91.4 | 90.1 | 88.4 |
| Risk assets compliant with BIS rules | in € billion | 56.1 | 57.4 | 61.5 | 62.1 | 63.7 |
| Core capital ratio compliant with BIS rules | in % | 7.6 | 7.4 | 6.9 | 6.7[2] | 6.6 |
| Volume of new business[3] | in € billion | 5.2 | 6.2 | 6.1 | 9.1 | 6.2 |
| Employees | | 938 | 941 | 974 | 980 | 966 |

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements
[3] Real estate financing business excluding off-balance-sheet-business

**Asset Finance & Asset Management**

| | | 1st Quarter 2006 | 2nd Quarter 2006 | 3rd Quarter 2006 | 4th Quarter 2006 | 1st Quarter 2007 |
|---|---|---|---|---|---|---|
| **Operating performance** | | | | | | |
| Operating revenues | in € million | 21 | 26 | 25 | 24 | 45 |
| Net interest income | in € million | 7 | 7 | 7 | 13 | 20 |
| Net commission income | in € million | 2 | 8 | 4 | 4 | 7 |
| Net trading income | in € million | 11 | 6 | 14 | 7 | 15 |
| Net income from investments | in € million | 1 | 4 | — | — | 3 |
| Balance of other operating income/expenses | in € million | — | 1 | — | — | — |
| Provisions for losses on loans and advances | in € million | — | 1 | — | 2 | 1 |
| General administrative expenses | in € million | 11 | 11 | 13 | 11 | 16 |
| Balance of other income/expenses | in € million | — | — | — | — | — |
| Net income/loss before taxes | in € million | 10 | 14 | 12 | 11 | 28 |
| Net income/loss | in € million | 8 | 10 | 10 | 8 | 22 |
| **Key indicators** | | | | | | |
| Total volume of lending | in € billion | 2.5 | 2.5 | 2.8 | 5.2 | 4.7 |
| Risk assets compliant with BIS rules | in € billion | 2.1 | 2.4 | 3.2 | 4.3 | 5.9 |
| Core capital ratio compliant with BIS rules | in % | 14.7 | 13.6 | 10.6 | 8.4[1] | 6.3 |
| Volume of new business[2] | in € billion | — | 0.4 | 0.4 | 1.1 | 0.3 |
| Employees | | 170 | 161 | 158 | 167 | 180 |

[1] As per approved annual financial statements
[2] Infrastructure/asset-based finance

Munich, 8 May 2007

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

| | | | |
|---|---|---|---|
| Georg Funke (CEO) | Stephan Bub | Dr. Paul Eisele | Dr. Markus Fell |
| Thomas Glynn (Deputy Member) | Dr. Robert Grassinger (Deputy Member) | Frank Lamby | Bettina von Oesterreich (Deputy Member) |

We have reviewed the condensed interim consolidated financial statements comprising the condensed balance sheet at 31 March 2007, the condensed income statement, the condensed cash flow statement, and the condensed statement of changes in equity as well as the selected explanatory notes to the condensed interim consolidated financial statements and the interim management report of Hypo Real Estate Holding AG, Munich for the period from 1 January to 31 March 2007, which are parts of the quarterly financial reports in accordance with § 37x Abs. 3 of the WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with IAS 34, "Interim Financial Reporting", as adopted by the EU, and of the interim management report, which has been prepared according to the applicable regulations of the German Securities Trading Act, are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed interim consolidated financial statements based on our review.

We have performed our review in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can, through critical evaluation, preclude, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with IAS 34 "Interim Financial Reporting", as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the German Securities Trading Act. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that causes us to presume that the condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34, "Interim Financial Reporting", as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the German Securities Trading Act.

Munich, 9 May 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Techet | Peter |
| Wirtschaftsprüfer | Wirtschaftsprüfer |

# Report of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 9 May 2007. In this meeting, the interim report for the period ended 31 March 2007 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The business development, the earnings situation and the financial situation of the company were discussed. The Audit Committee has approved the interim report.

Munich, 9 May 2007

The Chairman of the Supervisory Board

Kurt F. Viermetz

Financial Calendar

**Financial Calendar 2007**

| | |
|---|---|
| **10 May 2007** | Publication of the results for the first quarter 2007 |
| **23 May 2007** | Annual General Meeting |
| **8 August 2007** | Publication of the results for the second quarter 2007 |
| **7 November 2007** | Publication of the results for the third quarter 2007 |

Addresses

**Hypo Real Estate Holding AG**

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

**Hypo Public Finance Bank**

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 6116000
Fax +353 1 6116001
info@hpfb.com
www.hpfb.com

**Hypo Real Estate Bank International AG**

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0) 711 2096-0
Fax +49(0) 711 2096-304
info@hypointernational.com
www.hypointernational.com

**Hypo Real Estate Bank AG (Germany)**

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

## Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe, Asia and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

END